AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1998
                                            REGISTRATION STATEMENT NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              TECHNISOURCE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 FLORIDA                       7363                     59-2786227
    (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
           OF INCORPORATION)        CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)


                                                                  JOSEPH W. COLLARD
                1901 WEST CYPRESS CREEK ROAD                1901 WEST CYPRESS CREEK ROAD
                       SUITE 202                                      SUITE 202
                FT. LAUDERDALE, FLORIDA 33309               FT. LAUDERDALE, FLORIDA 33309
                    (954) 493-8601                                 (954) 493-8601
                 (ADDRESS, INCLUDING ZIP CODE,           (NAME, ADDRESS, INCLUDING ZIP CODE,
        AND TELEPHONE NUMBER, INCLUDING AREA CODE,   AND TELEPHONE NUMBER, INCLUDING AREA CODE,
         OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

  STEVEN SONBERG, ESQ.   JEFFREY A. SCHUMACHER, ESQ.
  HOLLAND & KNIGHT LLP     SACHNOFF & WEAVER, LTD.
   701 BRICKELL AVENUE        30 S. WACKER DRIVE
       SUITE 3000                 SUITE 2900
  MIAMI, FLORIDA 33131     CHICAGO, ILLINOIS 60606
     (305) 374-8500             (312) 207-1000

                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.
                                ---------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================

                                                  PROPOSED MAXIMUM
              TITLE OF EACH CLASS                    AGGREGATE          AMOUNT OF
         OF SECURITIES TO BE REGISTERED          OFFERING PRICE(1)   REGISTRATION FEE
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Common Stock, $.01 par value per share.........     $40,000,000          $11,800
=====================================================================================


(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 23, 1998

PROSPECTUS
     , 1998


                                       SHARES


                               TECHNISOURCE, INC.

                                  COMMON STOCK

     All of the       shares of Common Stock offered hereby are being sold by
Technisource, Inc. ("Technisource" or the "Company").


     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public
offering price will be between $      and $      per share. See "Underwriting"
for information relating to the factors to be considered in determining the initial public offering price.


     Application will be made for the Common Stock to be approved for quotation on the Nasdaq National Market under the symbol "TSRC."
                               ----------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.


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                        PRICE      UNDERWRITING       PROCEEDS
                       TO THE      DISCOUNTS AND       TO THE
                       PUBLIC     COMMISSIONS(1)     COMPANY(2)
Per Share .........   $          $                  $
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Total(3) ..........   $          $                  $
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(1) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.
(2) BEFORE DEDUCTING EXPENSES, ESTIMATED AT $     , WHICH WILL BE PAID BY THE
    COMPANY.
(3) THE COMPANY AND CERTAIN SHAREHOLDERS (THE "SELLING SHAREHOLDERS") HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO
    ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO THE PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO THE COMPANY
    AND PROCEEDS TO THE SELLING SHAREHOLDERS WILL BE $     , $     , $
    AND $     , RESPECTIVELY. THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS
    FROM THE SALE OF SHARES OF COMMON STOCK BY THE SELLING SHAREHOLDERS PURSUANT TO THE UNDERWRITERS' OVER-ALLOTMENT OPTION, IF EXERCISED. SEE "PRINCIPAL AND SELLING SHAREHOLDERS" AND "UNDERWRITING."


     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in
New York, New York on or about      , 1998.


DONALDSON, LUFKIN & JENRETTE             WILLIAM BLAIR & COMPANY
     SECURITIES CORPORATION

                      [CHART OF TECHNISOURCE GROWTH MODEL]







                               ----------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL SHARE AND PER SHARE DATA IN THIS PROSPECTUS HAVE BEEN ADJUSTED
TO GIVE RETROACTIVE EFFECT TO A       FOR 1 STOCK SPLIT EFFECTED      , 1998.
UNLESS OTHERWISE INDICATED, THE TERMS "COMPANY" AND "TECHNISOURCE" REFER COLLECTIVELY TO TECHNISOURCE, INC., TECHNISOURCE OF FLORIDA, INC. AND TECHNISOURCE MIDWEST, INC., AND THE COMPANY'S FINANCIAL STATEMENTS REFER TO THE COMBINED FINANCIAL STATEMENTS OF SUCH ENTITIES.



                                  THE COMPANY


     Technisource is a national provider of information technology ("IT") services through 20 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company's consultants provide services which are used to design, develop and implement IT solutions, including database development, documentation and training, enterprise resource planning ("ERP") package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, real-time development, systems administration and testing & quality assurance. The Company's services are provided to various departments within its client's organization, including research and product development departments.


     Over the last ten years, the Company has developed and refined an internal growth methodology (the "Technisource Growth Model"), which is focused on facilitating rapid internal growth through the replication of Technisource Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants. As the revenues generated by a Development Triangle reach critical mass, a high-performing recruiting professional from the Development Triangle is promoted to account manager and forms a new Development Triangle, which is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. This scalable model fuels growth by developing and retaining employees within the Technisource culture and by reducing the time required to achieve profitability and the risks associated with expansion.


     The Company has demonstrated the scalability of the Technisource Growth Model, having replicated over 40 Development Triangles. This has resulted in rapid internal growth, as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and has added four branch offices in the first quarter of 1998.


     Business organizations are increasingly relying on IT solutions to resolve business issues and improve productivity. The migration of technology throughout the business enterprise has created a wide range of opportunities, including improved service and product capabilities. Organizations are also outsourcing technology services functions throughout the business enterprise in order to keep pace with rapidly changing technologies, efficiently match employee skills and utilization levels with current needs and address the growing shortage of IT professionals. According to industry sources, the worldwide market for IT services was estimated at $280 billion in 1997, with a projected market of $400 billion for 2001.

     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following: (i) rapidly deploy highly trained IT consultants; (ii) apply the Technisource Growth Model by replicating Development Triangles; (iii) establish long-term client relationships; (iv) provide a wide range of IT capabilities; (v) capitalize on local presence; and (vi) leverage established infrastructure. Technisource's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion. For example, the Company has expanded its proprietary TSRC Database to include over 100,000 potential consultants and their qualifications, which allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets.


     Technisource believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, reduces its dependence on any single technology and enables the Company to attract consultants with a variety of skill sets to service the needs of the Company's clients. For each of the years 1995, 1996 and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. In 1997, the Company provided IT services to over 200 clients in the United States, including more than 390 divisions or business units, in a diverse range of industries. Clients include Allied Signal, AT&T, Caterpillar, Eli Lilly, General Electric, General Motors, Honeywell, Lockheed Martin, Lucent Technologies, Motorola, Rockwell and UPS.


     The Company's strategy is to leverage the Technisource Growth Model to generate same-office growth and expansion of branch-office locations, and to selectively take advantage of acquisition opportunities. The Company's growth strategy includes the following elements: (i) expand geographic presence through opening new branch offices; (ii) broaden service lines and IT capabilities; (iii) leverage existing client base; and (iv) pursue strategic acquisitions or partnerships.


                                 THE OFFERING


Common Stock offered by the Company .......................         shares
Common Stock to be outstanding after the offering .........         shares(1)
Use of proceeds ...........................................   Payment of undistributed S corporation
                                                              earnings; repayment of existing debt;
                                                              expansion of existing operations, including
                                                              opening additional branch offices,
                                                              development of new service lines and
                                                              possible acquisitions of related businesses;
                                                              and general corporate purposes, including
                                                              working capital.
Proposed Nasdaq National Market Symbol ....................   TSRC

---------------------
(1) Excludes: (i) options outstanding on the date hereof to purchase shares of Common Stock at a weighted average exercise price of $ per share, assuming an initial public offering price of $ per share; and
    (ii) additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's Incentive Stock Option Plan. See "Management--Employee Benefit Plans" and Notes 7 and 10 of Notes to Financial Statements.

                            SUMMARY FINANCIAL DATA


                                                                             YEARS ENDED DECEMBER 31,
                                                          --------------------------------------------------------------
                                                             1993         1994         1995         1996         1997
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues .............................................    $10,285      $15,572      $29,130      $40,360      $67,327
 Cost of revenues .....................................      8,758       12,050       21,879       30,624       50,775
                                                           -------      -------      -------      -------      -------
 Gross profit .........................................      1,527        3,522        7,251        9,736       16,552
 Selling, general and administrative expenses .........      1,685        2,536        4,778        6,659       12,222
                                                           -------      -------      -------      -------      -------
 Operating income (loss) ..............................       (158)         986        2,473        3,077        4,330
 Interest and other income ............................         16            9           23            8           27
 Interest expense .....................................          2           20           60          105          160
                                                           -------      -------      -------      -------      -------
 Income (loss) before income taxes ....................       (144)         975        2,436        2,980        4,197
 Income taxes (benefit) ...............................       (388)          --           22          231          183
                                                           -------      -------      -------      -------      -------
 Net income ...........................................    $   244      $   975      $ 2,414      $ 2,749      $ 4,014
 Pro forma provision for incremental
   income taxes(1) ....................................        335          375          930          851        1,500
                                                           -------      -------      -------      -------      -------
 Pro forma net income (loss) ..........................    $   (91)     $   600      $ 1,484      $ 1,898      $ 2,514
                                                           =======      =======      =======      =======      =======
 Pro forma net income per share--basic ................                                                        $
                                                                                                               =======
 Pro forma net income per share--diluted ..............                                                        $
                                                                                                               =======
 Weighted average shares outstanding--basic ...........
 Weighted average shares outstanding--diluted .........

                                          AS OF DECEMBER 31, 1997
                                        ---------------------------
                                          ACTUAL     AS ADJUSTED(2)
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........    $   470        $
 Working capital ....................      5,964
 Total assets .......................     10,638
 Total debt .........................        233
 Total shareholders' equity .........      7,230

---------------------
(1) The pro forma statement of operations information has been computed for the pro forma period by adjusting the Company's net income, as reported for such period, to record incremental income taxes which would have been recorded had the Company been a C corporation during such period. See "S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) As adjusted to give effect to: (i) an estimated $8.5 million S corporation distribution and the recognition of a net deferred tax asset of approximately $400,000 upon the termination of the Company's S corporation
    election; and (ii) the sale of      shares of Common Stock offered by the
    Company hereby, assuming an initial public offering price of $      per
    share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "S Corporation Distribution" and Notes 4 and 10 of Notes to Financial Statements.

                                 RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT INCLUDES WORDS SUCH AS THE COMPANY "BELIEVES," "ANTICIPATES," "EXPECTS," "INTENDS," OR OTHER WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.


RECRUITMENT AND RETENTION OF IT PROFESSIONALS

     The Company's business involves delivering IT services capabilities and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly skilled IT consultants possessing the technical skills and experience necessary to meet client needs. Qualified IT consultants are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. The shortage of IT professionals has in the past and is likely in the future to result in wage inflation. To the extent the Company is unable to make corresponding increases in its billing rates, the Company's results of operations could be materially adversely affected. Further, IT consultants typically provide services on an assignment-by-assignment basis and can terminate an assignment with the Company at any time. The Company's success will depend in part on its ability to attract consultants with skill sets that keep pace with continuing changes in industry standards and client preferences. The Company competes for such individuals with general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Many of the IT consultants who work with the Company also work with the Company's competitors, and there can be no assurance that IT consultants currently working on projects for the Company will not choose to work for competitors on future assignments. There also can be no assurance that qualified IT consultants will continue to be available to the Company in sufficient numbers, or that the Company will be successful in retaining current or future consultants. Failure to attract or retain qualified IT consultants in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources and Recruiting."


CONCENTRATION OF REVENUES

     The Company derives a significant portion of its revenues from a limited number of clients. During 1997, the Company's two most significant clients, Motorola and Rockwell, accounted for approximately 21% and 15% of the Company's revenues, respectively, and its top ten clients accounted for approximately 53% of the Company's revenues. There can be no assurance that these clients will continue to engage the Company for additional projects or do so at the same revenue levels. Clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. Conditions affecting any of the Company's significant clients could cause such clients to reduce their usage of the Company's services for reasons unrelated to the Company's performance. The loss of any significant client or a decrease in the revenues generated from such a client could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients and Representative Solutions."


DEVELOPMENT OF NEW BRANCH OFFICE LOCATIONS

     The Company's growth is partially dependent on the internal development of new branch offices. This expansion is dependent on a number of factors, including the Company's ability to: attract, hire, integrate and retain qualified revenue-generating employees; accurately assess the demand for the Company's IT services in a new market; initiate, develop and sustain corporate client relationships in each new regional market; and continue to replicate its Development Triangles to help provide an initial base of revenues for each new office. The addition of new branch offices typically results in increases in operating expenses, primarily due to the hiring of additional employees. Expenses are incurred in advance of forecasted revenue, and there is typically a delay before the Company's newly opened offices reach full productivity, resulting in initial losses. There can be no assurance that the Company can profitably expand with new branch office locations or that new offices will meet the growth and profitability objectives of the Company. The Company's business, operating results and financial condition could be materially adversely affected if the Company fails to successfully implement its new branch office strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Growth Strategy."


MANAGEMENT OF GROWTH

     The Company has experienced rapid growth that has placed significant demands on the Company's managerial, administrative and operational resources. Revenues have grown from $10.3 million in 1993 to $67.3 million in 1997. The Company's continued growth depends on its ability to hire recruiting professionals and to hire and deploy additional IT consultants. Effective management of the Company's growth will require the Company to continue to improve its operational, financial and other management processes and systems. The Company's failure to manage growth effectively could have a material adverse effect on its business, operating results and financial condition. See "Business--Growth Strategy."


VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and operating results are subject to significant variation depending on the timing and number of client projects commenced and completed during the quarter, acceleration in the hiring of recruiting professionals and IT consultants, attrition and utilization rates, changes in the pricing of the Company's services and timing of branch and service line expansion activities, among other factors. The Company generally experiences lower operating results in the first quarter due in part to the timing of unemployment taxes, FICA tax accruals and delays in client contract renewals due to clients' budget approval processes. Further, the Company generally experiences a certain amount of seasonality in the fourth quarter due to the number of holidays and the closing of client facilities during that quarter. Because a high percentage of the Company's expenses, in particular personnel and facilities costs, are relatively fixed, small variations in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, which may have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Unaudited Quarterly Results."


COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. The Company competes for both clients and qualified technical consultants with a variety of competitors, including general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. The IT services industry is undergoing consolidation which may result in increasing pressure on profit margins. In addition, there are relatively few barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets. In addition, certain clients enter into "preferred vendor" contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts may generate higher volumes, they may also result in lower margins. In addition, the failure to be designated a preferred vendor may preclude the Company from providing services to existing or potential clients. Further, there is a risk that clients may elect to increase their internal IT resources to satisfy their needs. These factors may limit the Company's ability to increase prices commensurate with increases in employee compensation, which could adversely affect the Company's profit margins. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business--Competition."


RISKS ASSOCIATED WITH YEAR 2000 PROJECTS

     The Company anticipates that the competition for technical consultants will increase substantially as companies continue to hire technical consultants to perform services to implement Year 2000 solutions. Such increased competition could materially and adversely affect the Company's ability to attract and retain qualified technical consultants in the future. The Company also believes that many of its clients and potential clients will continue to devote substantial resources to Year 2000 projects. As a result, the Company's clients or potential clients may postpone other information systems projects pending completion of their Year 2000 projects. This could adversely affect the demand for the Company's services. In addition, the Company's competitors offering Year 2000 services may be able to obtain other assignments from clients previously served by the Company or may provide solutions which give them an advantage in competing for new clients. Moreover, the Company expects that Year 2000 projects will peak prior to calendar year 2000 as companies address their Year 2000 needs. Thereafter, the availability of a substantial number of IT consultants formerly engaged in Year 2000 projects could have a material adverse effect on the Company, including reducing the demand for the Company's IT consultants, increasing competition for available client engagements, and creating downward pressure on pricing for the Company's services.


DEPENDENCE ON KEY EMPLOYEES

     The success of the Company is highly dependent on the efforts and abilities of its key employees, including Joseph W. Collard and James F. Robertson, the Company's President and Chief Executive Officer, and Executive Vice President and Chief Operating Officer, respectively. Messrs. Collard and Robertson each have entered into five-year employment agreements with the Company. Such agreements contain noncompetition covenants that extend for a period of one year following termination of employment and nondisclosure covenants that terminate five years following termination of employment. Such agreements do not guarantee that Messrs. Collard and Robertson will continue their employment with the Company or that such covenants will be enforceable. The loss of the services of these or other key employees for any reason could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."


LIABILITY RISKS

     The Company is exposed to liability with respect to actions taken by its IT consultants while on assignment, such as damages caused by errors of IT consultants and misuse of client proprietary information. Although the Company maintains insurance coverage, due to the nature of the Company's engagements, and in particular the access by IT consultants to client information systems and confidential information, and the potential liability with respect thereto, there can be no assurance that such insurance coverage will continue to be available on reasonable terms or that it will be adequate to cover any such liability. Further, many of the Company's engagements involve projects that are critical to its clients' business or products, and the benefits provided by the Company may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the execution of its services could result in a material adverse effect on the client's business or products and, therefore, could give rise to claims against the Company or damage the Company's reputation, which might adversely affect its business, operating results and financial condition. Moreover, the Company may be exposed to claims of discrimination and harassment and other similar claims as a result of inappropriate actions allegedly taken by or against its IT consultants.


RISKS RELATED TO POSSIBLE ACQUISITIONS

     The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. To date, neither the Company nor any member of its senior management has significant experience completing or integrating acquisitions. Client satisfaction or performance problems within an acquired firm could have a material adverse impact on the reputation of the Company as a whole. There can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage any possible acquisitions successfully could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company may issue additional shares of its capital stock to acquire such additional businesses. See "Business--Growth Strategy."

CONTROL BY PRINCIPAL SHAREHOLDERS

     Upon completion of this offering, Mr. Collard and Mr. Robertson will
beneficially own approximately      % and      %, respectively, of the
outstanding shares of Common Stock. As a result, Mr. Collard and Mr. Robertson will retain the voting power to exercise control over the election of directors and other matters requiring a vote of the shareholders of the Company. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company and may also impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. See "Principal and Selling Shareholders."

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company may license intellectual property. The Company enters into confidentiality agreements with its key employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights. Although the Company does not believe that its activities infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that such assertions will not result in costly litigation or require the Company to obtain a license for the intellectual property rights of third parties, or that such licenses will be available on reasonable terms or at all.

NO PRIOR MARKET FOR COMMON STOCK; STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company and representatives of the Underwriters. There can be no assurance that an active public market in the Common Stock will develop or be sustained. The Nasdaq National Market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, conditions and trends in the IT services industry and general market conditions may have a significant impact on the market price of the Common Stock. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' or other market expectations, and any failure or anticipated failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. See "Underwriting."

FIXED-PRICE PROJECTS

     The Company may bill certain projects on a fixed-price basis and other projects on a fee-capped basis. These billing methods entail greater risk to the Company than its standard billing on a time-and-materials basis. The failure of the Company to complete projects billed other than on a time-and-materials basis within budget or below the fee-cap would expose the Company to the risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as the Florida Business Corporation Act, could make it more difficult or discourage a third party from attempting to acquire control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Moreover, certain provisions of the Company's Articles of Incorporation or Bylaws generally permit directors to be removed by the Board of Directors only for cause or, with or without cause, by a vote of the holders of at least 50% of the outstanding shares of Common Stock, require a vote of the holders of at least 60% of the outstanding Common Stock to amend the Company's Articles of Incorporation or Bylaws, require a demand of the holders of at least 50% of the outstanding Common Stock to call a special meeting of shareholders, and prohibit shareholder actions by written consent. See "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Immediately after completion of this offering, the Company will have
shares of Common Stock outstanding, of which the       shares sold pursuant to
this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain registration rights covering an aggregate of
shares of currently issued and outstanding Common Stock (      shares if the
Underwriters' over-allotment option is exercised in full). In addition, shares of Common Stock are issuable upon the exercise of outstanding stock
options (      of which are currently exercisable), which shares will be
registered by the Company under the Securities Act and after issuance upon exercise will be freely tradeable without restriction. The Company and its directors, executive officers and current shareholders (holding in the
aggregate       shares of Common Stock upon consummation of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock or exercise registration rights, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation, which it may provide in whole or in part, with or without a public announcement. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."


SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."


IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common
Stock. At an assumed initial public offering price of $      per share,
purchasers of shares of Common Stock in this offering will experience immediate
and substantial dilution of $      in the pro forma net tangible book value per
share of Common Stock. See "Dilution."

                                  THE COMPANY


     The Company was incorporated on March 25, 1987 as a Florida corporation. The Company maintains its principal executive offices at 1901 West Cypress Creek Road, Suite 202, Ft. Lauderdale, Florida 33309, and its telephone number is (954) 493-8601. The Company's web site address is www.tsi.net. The Company's web site is not a part of this Prospectus. References to the Company currently include two affiliated companies that have common ownership with the Company. The Company anticipates that these affiliated companies will become subsidiaries of the Company in connection with this offering.



                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company (after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company) are
estimated to be approximately $      million, assuming an initial public
offering price of $      per share. The Company expects to use the net proceeds
from this offering for the following purposes: (i) an estimated $8.5 million for payment of undistributed S corporation earnings; (ii) approximately $ for repayment in full of existing debt, which bears interest at 0.5% over the prime rate (9.0% as of December 31, 1997) and matures on August 31, 1998; (iii) expansion of existing operations, including opening additional branch offices, development of new service lines and possible acquisitions of related businesses; and (iv) general corporate purposes, including working capital. The Company has no present commitments or agreements and is not currently conducting negotiations with respect to any acquisitions.


     The principal purposes of this offering are to obtain additional capital, facilitate future access for the Company to the public equity markets and enhance the Company's ability to use its Common Stock as consideration for potential acquisitions and as a means of attracting and retaining key employees. The Company's management will retain complete discretion in the application of a majority of the net proceeds. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short term, interest-bearing, investment grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders, which may be sold pursuant to the exercise of the Underwriters' over-allotment option.



                          S CORPORATION DISTRIBUTION


     Since January 1, 1993, the Company has been a corporation subject to income taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this offering and thereupon the Company will make a final distribution (the "Distribution") to its existing shareholders in an aggregate amount representing substantially all of the Company's undistributed earnings taxed or taxable to its shareholders through the closing of this offering. The Distribution is estimated to be approximately $8.5 million. Purchasers of Common Stock in this offering will not receive any portion of the Distribution.


     Following termination of its S corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S corporation status, the Company estimates that it will record, in the quarter in which this offering occurs, a net deferred tax asset and a corresponding net income tax benefit of approximately $400,000. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No.
109. See Notes 4 and 10 of Notes to Financial Statements.

                                DIVIDEND POLICY


     The Company made distributions to its shareholders while it was an S corporation. The Company currently anticipates that it will retain all of its future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition and other factors as the Board of Directors may deem relevant.



                                CAPITALIZATION


     The following table sets forth the short-term debt and total capitalization of the Company as of December 31, 1997, and as adjusted to give effect to: (i) the recording of a net deferred tax asset of approximately $400,000 upon termination of the Company's S corporation status; (ii) an estimated $8.5 million payment of undistributed S corporation earnings; and
(iii) the issuance of       shares of Common Stock by the Company (at an
assumed initial public offering price of $      per share) and the application
of the estimated net proceeds therefrom. See "Use of Proceeds" and "S Corporation Distribution." The following table should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus:

                                                                          AS OF DECEMBER 31, 1997
                                                                        ----------------------------
                                                                            ACTUAL       AS ADJUSTED
Total short-term debt ...............................................    $  223,460     $       --
                                                                         ==========     ==========
Notes payable .......................................................    $   10,000     $       --
Shareholders' equity:
 Common stock, $   par value;      shares authorized;
   issued and outstanding;      issued and outstanding as adjusted(1)
 Additional paid-in capital .........................................
 Retained earnings ..................................................
  Total shareholders' equity ........................................     7,230,052
                                                                         ----------
   Total capitalization .............................................    $7,240,052     $
                                                                         ==========     ==========

---------------------
(1) Excludes: (i) options outstanding on the date hereof to purchase
    shares of Common Stock at a weighted average exercise price of $      per
    share, assuming an initial public offering price of $      per share; and
    (ii) additional shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Technisource Long-Term Incentive Plan. See "Management--Employee Benefit Plans" and Notes 7 and 10 of Notes to Financial Statements.

                                   DILUTION


     The net tangible book value of the Company as of December 31, 1997 was
$7,230,052 or $      per share. Net tangible book value per share is determined by dividing the Company's tangible net worth (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to: (i) the recording of a net deferred tax asset of approximately $400,000 upon termination of the Company's S corporation status; (ii) an estimated $8.5 million payment of undistributed S corporation earnings; and
(iii) the issuance of       shares of Common Stock by the Company (at an
assumed initial public offering price of $      per share) and the application
of the estimated net proceeds therefrom, the pro forma net tangible adjusted book value of the Company as of December 31, 1997 would have been $
million, or $      per share. See "Use of Proceeds" and "S Corporation
Distribution." This amount represents an immediate increase in net tangible
book value of $      per share to existing shareholders of the Company and an
immediate dilution in net tangible book value of $      per share to the
purchasers of Common Stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share of Common Stock .........               $
 Net tangible book value per share as of December 31, 1997 ..............   $
 Increase in net tangible book value per share attributable to new investors ........................................................
Pro forma net tangible book value per share after this offering .........
Dilution in net tangible book value per share to new investors ..........               $
                                                                                        =========

     The following table summarizes the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid for such shares by the existing shareholders and by new investors purchasing Common Stock in this offering:

                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                     ----------------------   ----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT      AMOUNT      PERCENT        PER SHARE
Existing shareholders(1) .........                      %     $                  %          $
New investors(1) .................
  Total ..........................                  100.0%    $              100.0%
                                                    =====     ========       =====

---------------------
(1) If the Underwriters' over-allotment option is exercised in full, sales by the Selling Shareholders in this offering will reduce the number of shares
    held by existing shareholders of the Company to       shares or      % of
    the total number of shares outstanding after this offering and will
    increase the number of shares held by new investors to       shares or
         % of the total number of shares outstanding after this offering, and
    the total consideration paid by new investors will increase to $      or
         %. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA


     The selected financial data of the Company in the table as of and for the years ended December 31, 1995, 1996 and 1997 are derived from the financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in this Prospectus. The selected financial data of the Company in the table as of and for the years ended December 31, 1993 and 1994 are derived from the financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements and related Notes thereto, and other financial information appearing elsewhere in this Prospectus.

                                                                             YEARS ENDED DECEMBER 31,
                                                          --------------------------------------------------------------
                                                             1993         1994         1995         1996         1997
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues .............................................    $10,285      $15,572      $29,130      $40,360      $67,327
 Cost of revenues .....................................      8,758       12,050       21,879       30,624       50,775
                                                           -------      -------      -------      -------      -------
 Gross profit .........................................      1,527        3,522        7,251        9,736       16,552
 Selling, general and administrative expenses .........      1,685        2,536        4,778        6,659       12,222
                                                           -------      -------      -------      -------      -------
 Operating income (loss) ..............................       (158)         986        2,473        3,077        4,330
 Interest and other income ............................         16            9           23            8           27
 Interest expense .....................................          2           20           60          105          160
                                                           -------      -------      -------      -------      -------
 Income (loss) before income taxes ....................       (144)         975        2,436        2,980        4,197
 Income taxes (benefit) ...............................       (388)          --           22          231          183
                                                           -------      -------      -------      -------      -------
 Net income ...........................................    $   244      $   975      $ 2,414      $ 2,749      $ 4,014
 Pro forma provision for incremental
   income taxes(1) ....................................        335          375          930          851        1,500
                                                           -------      -------      -------      -------      -------
 Pro forma net income (loss) ..........................    $   (91)     $   600      $ 1,484      $ 1,898      $ 2,514
                                                           =======      =======      =======      =======      =======
 Pro forma net income per share--basic ................                                                        $
                                                                                                               =======
 Pro forma net income per share--diluted ..............                                                        $
                                                                                                               =======
 Weighted average shares outstanding--basic ...........
 Weighted average shares outstanding--diluted .........

                                                         AS OF DECEMBER 31,
                                        -----------------------------------------------------
                                          1993       1994       1995       1996        1997
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........    $  260     $   58     $    6     $  174     $   470
 Working capital ....................       894      1,836      3,390      3,191       5,964
 Total assets .......................     1,028      3,278      4,455      7,949      10,638
 Total debt .........................        11      1,021        371      2,693         233
 Total shareholders' equity .........       942      1,917      3,681      3,914       7,230

---------------------
(1) The pro forma statement of operations information has been computed for each pro forma period by adjusting the Company's net earnings, as reported for such period, to record income taxes, which would have been recorded had the Company been a C corporation during such period. See "S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT INCLUDES WORDS SUCH AS THE COMPANY "BELIEVES," "ANTICIPATES," "EXPECTS," "INTENDS," OR OTHER WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW

     Technisource is a national provider of IT services through 20 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company has achieved a compound annual revenue growth rate of 60.0% over the past five years. This growth rate has been generated internally, without the benefit of acquisitions.


     The Company's revenues grew from $10.3 million in 1993 to $67.3 million in 1997. The Company's revenue growth is driven primarily by increases in the number of consultants placed with existing and new clients. The number of consultants utilized by the Company grew from 126 as of December 31, 1993 to 812 as of December 31, 1997, and to 924 as of April 9, 1998. For each of 1995, 1996, and 1997, clients from the previous year generated at least 80% of the Company's revenues. The Company generates substantially all of its revenues from fees for the provision of IT consulting services, most of which are billed at contracted hourly rates. Clients are typically billed and consultants are paid on a weekly basis. The Company recognizes revenues as services are performed.


     The Company's most significant cost is its personnel expense, which consists primarily of salaries, fees and benefits of the Company's consultants. To date, the Company has generally been able to maintain its gross profit margin by offsetting increases in consultant salaries and fees with increases in the hourly billing rates charged to clients. However, there can be no assurance that the Company will continue to be able to offset increases in the Company's cost of revenues by increasing the amounts the Company bills to its clients. The Company attempts to control overhead and indirect expenses, which are not passed through to its clients, by controlling the rate of its branch office expansion and by maintaining centralized operations and back-office infrastructure.


     In anticipation of the Company's growth, the Company has made substantial investments in its infrastructure, including: (i) the Company's proprietary project and consultant TSRC Database; (ii) a national recruiting and training center; (iii) the development and continued refinement of the Technisource Growth Model and the process of replicating Development Triangles; and (iv) a network of 20 branch offices in the United States and Canada. The Company's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion.


     To support anticipated growth, the Company has invested in the expansion of its proprietary TSRC Database of over 100,000 potential consultants and their qualifications to ensure that IT professionals with the appropriate skill sets are quickly deployed to respond to client needs and are placed on assignments that utilize their technical skills and optimize their billing rates. The Company has also established a formal two-week recruiting and training program designed to train recruiting professionals in the Company's culture and operating procedures and teach them the Company's proprietary techniques and technical skills. The Company increased its administrative, sales, recruiting and training professionals from 93 employees on December 31, 1996 to 207 employees on December 31, 1997.


     Over the last ten years, the Company has developed and refined the Technisource Growth Model, which is focused on facilitating rapid internal growth through the replication of Development Triangles. The Company has grown from five Development Triangles as of December 31, 1993 to 33 Development Triangles as of December 31, 1997, and to more than 40 Development Triangles as of April 9, 1998. The

Company invested in the creation of over 15 Development Triangles in 1997 which more than doubled the Company's sales and recruiting capacities. Although the Company's operating margins may be adversely affected during periods following relatively large increases in the number of the Company's Development Triangles, the Company leverages its initial investment in infrastructure as Development Triangles mature and the Company's sales and recruiting personnel achieve greater levels of productivity.


     The Company anticipates that each new branch office will require an investment of approximately $100,000 to $150,000 in order to begin operations and fund operating losses for an initial ten- to twelve-month period of operations, which is the amount of time management believes should generally be required for a new office to achieve profitability. The Company expenses the costs of opening a new office as such expenses are incurred. The Company anticipates continuing to leverage its current network of 20 branch offices, as the start-up costs have already been expensed and additional start-up branch office costs will constitute a smaller percentage of revenues as the Company continues to increase its revenue base. There can be no assurance that new Development Triangles or branch offices will be profitable within projected time-frames, or at all. See "Risk Factors--Development of New Branch Office Locations."


     Following termination of its S corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S corporation status, the Company estimates that it will record, in the quarter in which this offering occurs, a net deferred tax asset and a corresponding net income tax benefit of approximately $400,000. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No.
109. See Notes 4 and 10 of Notes to Financial Statements.


RESULTS OF OPERATIONS

     The following tables set forth for the periods indicated the percentage of revenues and the percentage change from the prior period of certain items reflected in the Company's statements of income:



                                                                                                             PERCENTAGE
                                                                                                             CHANGE FROM
                                                                    YEARS ENDED DECEMBER 31,                 PRIOR YEAR
                                                             ---------------------------------------   -----------------------
                                                                 1995          1996          1997         1996         1997
Revenues .................................................       100.0%        100.0%        100.0%        38.6%        66.8%
Cost of revenues .........................................        75.1          75.9          75.4         40.0         65.8
                                                                 -----         -----         -----
Gross profit .............................................        24.9          24.1          24.6         34.3         70.0
Selling, general and administrative expenses .............        16.4          16.5          18.2         39.4         83.6
                                                                 -----         -----         -----
Operating income .........................................         8.5           7.6           6.4         24.4         40.7
Interest and other income ................................          --            --            --            *            *
Interest expense .........................................         0.2           0.2           0.2         75.0         52.4
                                                                 -----         -----         -----
Income before income taxes ...............................         8.3           7.4           6.2         22.3         40.8
Income taxes .............................................          --           0.6           0.3            *            *
                                                                 -----         -----         -----
Net income ...............................................         8.3%          6.8%          5.9%        13.9         46.0
Pro forma provision for incremental income taxes .........         3.2           2.1           2.2            *            *
                                                                 -----         -----         -----
Pro forma net income .....................................         5.1%          4.7%          3.7%        27.9         32.5
                                                                 =====         =====         =====

---------------------
 *  Not meaningful.

1997 COMPARED TO 1996

     REVENUES. The Company's revenues increased 66.8% from $40.4 million in 1996 to $67.3 million in 1997. This growth is primarily attributable to increased sales in existing offices and, to a lesser extent, the addition of seven new branch offices. Six of the seven additional offices were opened after June 1 1997. The total number of client divisions and business units billed increased from 292 during the year ended December 31, 1996 to 433 during the year ended December 31, 1997, and the number of IT consultants working for the Company increased from 476 as of December 31, 1996 to 812 as of December 31, 1997.


     GROSS PROFIT. Gross profit consists of revenues less cost of revenues. The Company's cost of revenues consists primarily of compensation, benefits and expenses for the Company's consultants and other direct costs associated with providing services to clients. Gross profit increased 70.0% from $9.7 million in 1996 to $16.6 million in 1997. As a percentage of revenues, gross profit increased from 24.1% in 1996 to 24.6% in 1997. This increase was attributable to the Company's shift of its business toward higher value-added service offerings.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs associated with the Company's direct selling and marketing efforts, human resources and recruiting departments, administration, training and facilities. Selling, general and administrative expenses increased 83.6% from $6.7 million in 1996 to $12.2 million in 1997. As a percentage of revenues, selling, general and administrative expenses increased from 16.5% in 1996 to 18.2% in 1997. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support the Company's anticipated revenue growth, including opening six branch offices after June 1, 1997, and more than doubling the number of Development Triangles and sales, administration, recruiting and training professionals during 1997.



1996 COMPARED TO 1995

     REVENUES. The Company's revenues increased 38.6% from $29.1 million in 1995 to $40.4 million in 1996. This growth is primarily attributable to increased sales in existing offices and, to a lesser extent, the addition of five new branch offices. The total number of client divisions and business units billed increased from 150 during the year ended December 31, 1995 to 292 during the year ended December 31, 1996, and the number of IT consultants working for the Company increased from 320 as of December 31, 1995 to 476 as of December 31, 1996.


     GROSS PROFIT. Gross profit increased 34.3% from $7.3 million in 1995 to $9.7 million in 1996. As a percentage of revenues, gross profit decreased from 24.9% in 1995 to 24.1% in 1996. This decrease is primarily attributable to salary increases for IT consultants in 1996 that were only partially offset by billing increases.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 39.4% from $4.8 million in 1995 to $6.7 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased from 16.4% in 1995 to 16.5% in 1996.

UNAUDITED QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending December 31, 1997. This data includes, in the opinion of management, all normal recurring adjustments necessary for the fair presentation of the information for the periods presented when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.


                                                                            QUARTERS ENDED
                                     --------------------------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,     DEC. 31,
                                        1996       1996        1996       1996       1997       1997        1997         1997
                                                                            (IN THOUSANDS)
Revenues ...........................  $ 8,259    $ 9,401    $ 10,484    $ 12,216   $ 13,400   $ 16,249   $ 17,333    $ 20,345
Cost of revenues ...................    6,335      7,030       8,112       9,147     10,122     12,209     13,199      15,245
                                      -------    -------    --------    --------   --------   --------   --------      -------
Gross profit .......................    1,924      2,371       2,372       3,069      3,278      4,040      4,134       5,100
Selling, general and administrative
 expenses ..........................    1,246      1,590       1,713       2,110      2,360      2,695      3,112       4,055
                                      -------    -------    --------    --------   --------   --------   --------      -------
Operating income ...................      678        781         659         959        918      1,345      1,022       1,045
Interest and other income
 (expense) .........................        4          2          --           2         --         --         35            (8)
Interest expense ...................        3         19          26          57         44         71         31          14
                                      -------    -------    --------    --------   --------   --------   --------      --------
Income before income taxes .........      679        764         633         904        874      1,274      1,026       1,023
Income taxes .......................       53         59          49          70         38         53         46          46
                                      -------    -------    --------    --------   --------   --------   --------      --------
Net income .........................  $   626    $   705    $    584    $    834   $    836   $  1,221   $    980      $  977
Pro forma provision for
 incremental income taxes ..........      194        218         181         258        312        456        366         366
                                      -------    -------    --------    --------   --------   --------   --------      --------
Pro forma net income ...............  $   432    $   487    $    403    $    576   $    524   $    765   $    614      $  611
                                      =======    =======    ========    ========   ========   ========   ========      ========

     The Company generally experiences lower operating results in the first quarter due in part to the timing of unemployment taxes, FICA tax accruals and delays in client contract renewals due to clients' budget approval processes. Further, the Company generally experiences a certain amount of seasonality in the fourth quarter due to the number of holidays and the closing of client facilities during that quarter. No assurance can be given that future quarterly results will not fluctuate, which may have a material adverse effect on the Company's business and financial condition.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity have been cash flow from operations and available borrowings under its line of credit. The Company's cash flow from operating activities was $1.6 million, $1.0 million, and $4.3 million for the years ended December 31, 1995, 1996 and 1997, respectively. Because the Company has elected to be treated as an S corporation for tax purposes, which will terminate on the consummation of this offering, the Company's net cash provided by operations does not recognize federal income taxes and reflects only certain state income taxes.


     The Company maintains a revolving line of credit with Barnett Bank, N.A., which provides for maximum borrowings of up to $8.0 million. The line of credit is secured by the Company's accounts receivable and equipment and is guaranteed by the Company's controlling shareholders. Interest is payable monthly at a variable rate of 0.5% over the prime rate, which was 9.0% as of December 31, 1997. All interest and principal outstanding under the line of credit is due on August 31, 1998. As of December 31, 1997, $223,460 was outstanding under the line of credit. The Company anticipates using a portion of the proceeds of this offering to pay off the balance of the line of credit.


     The Company anticipates that the net proceeds from the sale of Common Stock offered hereby, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its currently anticipated cash needs at least through the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and presentation of comprehensive income and its components. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major clients. Both statements will be adopted by the Company in 1998. The adoption of these statements will not impact the Company's results of operations, cash flows or financial position.

                                   BUSINESS



OVERVIEW

     Technisource is a national provider of information technology services through 20 offices in the United States and Canada, utilizing over 900 highly trained consultants. The Company's consultants provide services which are used to design, develop and implement IT solutions, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, real-time development, systems administration and testing & quality assurance. The Company's services are provided to various departments within its client's organization, including research and product development departments.


     Over the last ten years, the Company has developed and refined an internal growth methodology which is focused on facilitating rapid internal growth through the replication of Technisource Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants. As the revenues generated by a Development Triangle reach critical mass, a high-performing recruiting professional from the Development Triangle is promoted to account manager and forms a new Development Triangle, which is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. This scalable model fuels growth by developing and retaining employees within the Technisource culture and by reducing the time required to achieve profitability and the risks associated with expansion.


     The Company has demonstrated the scalability of the Technisource Growth Model, having replicated over 40 Development Triangles. This has resulted in rapid internal growth, as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and has added four branch offices in the first quarter of 1998.


     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following: (i) rapidly deploy highly trained IT consultants; (ii) apply the Technisource Growth Model by replicating Development Triangles; (iii) establish long-term client relationships; (iv) provide a wide range of IT capabilities; (v) capitalize on local presence; and (vi) leverage established infrastructure. Technisource's substantial investment in a centralized infrastructure leaves the Company well positioned to continue its expansion. For example, the Company has expanded its proprietary TSRC Database to include over 100,000 potential consultants and their qualifications, which allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets.


     Technisource believes that the breadth of its service offerings fosters long-term client relationships, affords cross-selling opportunities, reduces its dependence on any single technology and enables the Company to attract consultants with a variety of skill sets to service the needs of the Company's clients. For each of the years 1995, 1996 and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. In 1997, the Company provided IT services to over 200 clients in the United States, including more than 390 divisions or business units, in a diverse range of industries. Clients include Allied Signal, AT&T, Caterpillar, Eli Lilly, General Electric, General Motors, Honeywell, Lockheed Martin, Lucent Technologies, Motorola, Rockwell and UPS.


     The Company's strategy is to leverage the Technisource Growth Model to generate same-office growth and expansion of branch-office locations, and to selectively take advantage of acquisition opportunities. The Company's growth strategy includes the following elements: (i) expand geographic presence through opening new branch offices; (ii) broaden service lines and IT capabilities; (iii) leverage existing client base; and (iv) pursue strategic acquisitions or partnerships.

INDUSTRY OVERVIEW

     Increased competition, deregulation, globalization and technological advances are forcing business organizations to increasingly rely on IT solutions to resolve business issues and increase productivity. The ability of an organization to integrate, deploy and manage new information technologies has become critical to its long-term viability and competitiveness. The migration of technology throughout the business enterprise has created a wide range of opportunities, including improved service and product capabilities. These capabilities are being deployed throughout a variety of complicated networking protocols, operating systems, databases, devices and architectures. Organizations are increasingly outsourcing technology services functions throughout the business enterprise in order to: (i) keep pace with rapidly changing technologies; (ii) efficiently match employee skills and utilization levels with current needs; and (iii) address the growing shortage of IT professionals.


     KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES. Growth in the IT services industry has been fueled by the clients' need to remain competitive through the use of emerging technology capabilities, including open and distributed computing, client/server architectures, Internet/intranet, relational databases and object-oriented programming. The pace of change in technology capabilities quickly renders existing IT infrastructure obsolete and makes it more difficult for organizations to maintain the requisite internal expertise needed to evaluate, develop and integrate new technologies.


     MATCH EMPLOYEE SKILLS AND UTILIZATION LEVELS WITH CURRENT NEEDS. Increasingly, organizations are outsourcing technical functions to keep pace with changes in technology and better match available skills with project requirements. In today's rapidly changing environment, technical professionals are often needed on a project by project basis. Organizations typically lack the quantity or variety of IT skills necessary to efficiently match project requirements with the availability of qualified internal employees. The outsourcing of technical skills in a controlled environment creates higher utilization rates and a more efficient deployment of technical skills. Outsourcing IT services functions has also reduced management's exposure to uncertain expenses, including the costs of recruiting, hiring, terminating and under-utilizing permanent employees.


     ADDRESS THE GROWING SHORTAGE OF IT PROFESSIONALS. Demand for consultants is increasing due to the growing shortage of IT professionals. As business organizations continue to move from centralized mainframe architectures to distributed client/server technologies, the Company believes that the demand for IT professionals will continue to rise. In addition, the shortage of skilled IT professionals and the complexity of IT solutions have forced senior executives to increasingly rely on outside specialists to help them execute IT strategies. Business organizations often lack recruiting and employee management networks capable of attracting and deploying, on short notice, large numbers of qualified IT professionals. Further, these organizations often lack the infrastructure necessary to provide training to IT professionals in emerging technology skills. Third-party IT services providers have been able to attract, develop, motivate and retain qualified IT professionals by offering a variety of benefits, including the opportunity to train and work with emerging technologies in multiple industries, flexible work and travel schedules, and accelerating cash and stock compensation.


     According to industry sources, the worldwide market for IT services was estimated at $280 billion in 1997 with a projected market of $400 billion for 2001. The Company believes the IT services industry is highly fragmented and will experience consolidation as smaller IT services firms are unable to meet the wide-ranging service needs of, or provide nationwide services to, large national or international clients, and are unable to achieve economies of scale in recruiting, training and managing IT consultants. The Company believes that these trends will provide opportunities for certain industry participants to expand their operations by acquiring smaller IT consulting firms.

BUSINESS STRATEGY
     The Company's goal is to maximize growth and maintain profitability by capitalizing on key industry dynamics. The key elements of the Company's business strategy designed to achieve this goal are the following:


     RAPIDLY DEPLOY HIGHLY TRAINED IT CONSULTANTS. Technisource's growth has been fueled by its ability to recruit and deploy, on short notice, experienced IT professionals to meet client needs on a national basis. The Company's proprietary TSRC Database of over 100,000 potential consultants and their qualifications allows the Company to identify and quickly deploy IT consultants with the appropriate skill sets to meet client needs. In order to maximize its ability to capitalize on anticipated industry growth, the Company has developed and maintained an aggressive consultant recruiting strategy, with a full complement of recruiting professionals to support each of the Company's offices. Also, the Company has made substantial investments in computer-based training systems that enable its consultants to learn new skills in response to changing industry requirements. This helps ensure the high quality of the Company's consultants and allows them to achieve their career objectives.


     APPLY THE TECHNISOURCE GROWTH MODEL BY REPLICATING DEVELOPMENT TRIANGLES. Over the last ten years, the Company has developed and refined the Technisource Growth Model. This model is focused on facilitating rapid internal growth through the replication of Development Triangles. Each Development Triangle is typically comprised of one account manager, two trained recruiting professionals and a group of IT consultants, who are assigned to projects managed by the account managers. As each Development Triangle reaches critical mass, a high-performing recruiting professional from the Development Triangle is promoted to account manager and a new Development Triangle is created. Each new Development Triangle is seeded with a portion of the revenue-generating projects and consultants from the original Development Triangle. Account managers involved in the creation of several Development Triangles may be further promoted to regional manager. The Company's TSRC Database maximizes employee utilization and the expansion of skill sets by managing the migration of consultants between projects and Development Triangles. The Company has replicated over 40 Development Triangles, which currently include over 900 consultants. The Company has demonstrated the scalability of the Technisource Growth Model as revenues have increased at a five-year compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997.


     ESTABLISH LONG-TERM CLIENT RELATIONSHIPS. The Company's goal is to continue to establish long-term client relationships that enable the Company to cross-sell its capabilities within and expand the Company's business throughout a client organization. The Company's account managers are trained to understand the full breadth of the Company's capabilities and their clients' business needs. By developing long-term client relationships, account managers are better able to identify client needs and cross-sell the Company's services, generating recurring revenue streams. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. An example of the Company's success in building long-term client relationships is its relationship with Motorola, which was serviced by one account manager and generated revenues of approximately $340,000 from three client locations in 1993, and grew, through the Technisource Growth Model, to six account managers, revenues of approximately $14.0 million and eight client locations in 1997.


     PROVIDE A WIDE RANGE OF IT CAPABILITIES. The Company's services are provided to various departments within its client's organization, including research and product development departments. The Company provides its clients with a wide range of IT applications, solutions and services, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, realtime development, systems administration and testing and quality assurance. These services are provided in a wide variety of computing environments, and use leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies. In addition, the Company has developed proprietary methodologies and tools to improve productivity and enhance the value of the

Company's services. The wide range of the Company's IT capabilities enhances the Company's ability to establish long-term client relationships and provides the Company with the opportunity to cross-sell multiple services.


     CAPITALIZE ON LOCAL PRESENCE. Technisource has a geographically diverse network of 20 branch offices in the United States and Canada, established and grown by replicating Development Triangles. The Company's branch office network demonstrates the Company's commitment to each local market, enables the Company to generate additional client projects, and enhances the Company's ability to attract experienced, locally based consultants. This branch network increases efficiencies to clients by enhancing the Company's responsiveness and minimizing travel expense.


     LEVERAGE ESTABLISHED INFRASTRUCTURE. In order to facilitate the Technisource Growth Model, the Company has made significant capital investments in its infrastructure, including a centralized client server accounting system, and centralized, state-of-the-art billing, collections, and payroll systems. The Company also has a centralized training program in Ft. Lauderdale, Florida for newly hired recruiting professionals, centralized CBT Systems training capabilities through the Company's intranet site, and the proprietary TSRC Database that matches the Company's client requirements with the skill sets of the Company's IT consultants. This infrastructure has the capacity to support significant growth with only modest additional capital expenditures and additions to administrative personnel.


GROWTH STRATEGY

     The Company's strategy is to grow its business by using the Technisource Growth Model to generate same-office growth and expansion of branch office locations, and to selectively take advantage of acquisition opportunities. The Company has demonstrated the scalability of the Technisource Growth Model as revenues have increased at a five-year internal compound annual growth rate of 60.0%, from $10.3 million in 1993 to $67.3 million in 1997. The Company's growth strategy includes the following elements:


     EXPAND GEOGRAPHIC PRESENCE BY REPLICATING DEVELOPMENT TRIANGLES. Technisource has successfully expanded geographically by servicing new and existing clients in strategic locations. The Company intends to continue to expand its geographic presence by opening additional branch offices in selected locations. The Company utilizes the Technisource Growth Model to establish new branch offices by replicating Development Triangles in new locations. The Company believes the Technisource Growth Model reduces the time required to achieve profitability, as well as the risks associated with opening new offices, by replicating Development Triangles. The Company has grown from four branch offices in 1993 to 16 branch offices in 1997, and the Company has added four branch offices in the first quarter of 1998. The Company's substantial investment in a centralized infrastructure leaves the Company well positioned to continue the expansion of its branch office locations. In connection with each new branch office, the Company's Office Development Team acquires office space, outfits the new office with appropriate hardware, integrates back-office operations with the Company's centralized systems, and enables the new office to access the Company's TSRC Database.


     BROADEN SERVICE LINES AND IT CAPABILITIES. Technisource believes that it can increase its revenues from existing clients and attract new clients by expanding its base of IT professionals to include additional professionals with an increasingly broad range of skill sets. The Company has expanded its service lines and capabilities over the last ten years to utilize consultants with skill sets, including database development, documentation and training, ERP package implementation, help desk/desktop support, Internet/intranet development, mainframe development, network engineering, realtime development, systems administration and testing and quality assurance. The Company provides its IT consultants with substantial computer-based training resources in order to allow them to respond to market needs by retooling their skills. The Company plans to continue to selectively expand the services it offers its clients in order to meet its client's evolving technological needs.


     LEVERAGE EXISTING CLIENT BASE. The Company intends to continue its internal growth by expanding the amount of work it performs for existing clients. By replicating the Development Triangles servicing existing clients, the Company can service additional divisions and business units of existing clients and the Company's account managers can better cross-sell the Company's wide range of capabilities. During 1997, the Company provided services to over 200 clients in the United States, including more than 390 divisions or business units. The Company believes that its long-term client relationships and its ability to address its client's needs throughout the life cycle of their IT systems provides the Company with substantial growth opportunities. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues.


     PURSUE STRATEGIC ACQUISITIONS OR PARTNERSHIPS. The Company intends to selectively pursue strategic acquisitions that will provide well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base and an expanded geographic presence, both domestically and internationally. The Company believes that acquisition opportunities exist due to the highly fragmented nature of the IT services industry.



REPRESENTATIVE SERVICES AND SKILLS

     Technisource offers its clients a comprehensive range of IT services required to successfully design, develop and implement IT solutions. The following is a summary of representative technology skill sets provided by the
Company:



               CATEGORY                                DESCRIPTION OF SERVICES AND SKILLS
--------------------------------   -------------------------------------------------------------------
 DATABASE DEVELOPMENT              Database developers use products and toolsets including SQL,
                                   Oracle, Sybase, Informix and Access. These professionals provide data modeling, define relational database structures, resolve scalability issues, perform physical/logical database design, and design graphical user interfaces.

 DOCUMENTATION AND TRAINING        Professionals in this area document technical systems, develop user manuals and train users on how to operate their technical systems. Assignments in this area include employee productivity improvement, knowledge transfer support and document
                                   management.

 ENTERPRISE RESOURCE PLANNING      These professionals work with ERP packages from SAP,
                                   Peoplesoft, BAAN, Oracle and J.D. Edwards. Assignments in this area include redesigning the chart of accounts; identifying, documenting and assessing current business processes; and
                                   converting from a mainframe environment to an ERP
                                   environment.

 HELP DESK/DESKTOP SUPPORT         These professionals typically support users of a device, software package or operating system. The typical assignment is to provide support for a large business with a multi-platform environment.
                                   Specific tasks include providing phone support, on-site support and troubleshooting.

 INTERNET/INTRANET DEVELOPMENT     These professionals are proficient in CGI, Perl, IIS, Cold Fusion,
                                   JavaScript ++ and HTML. Typical services involve designing and developing a web interface, as well as connectivity to a database server that will allow a user to add to or query existing data.

              CATEGORY                                 DESCRIPTION OF SERVICES AND SKILLS
------------------------------   -----------------------------------------------------------------------
 MAINFRAME DEVELOPMENT           These professionals typically perform work utilizing MVS,
                                 COBOL, JCL, DB2 and IMS. Services include analyzing change requests, identifying requirements for fixes and enhancements, developing project plans for known maintenance activities, installing upgrades and enhancements and making program code changes to existing on-line and batch programs.

 NETWORK ENGINEERING             Professionals providing these services are proficient with gateways, routers, hubs, bridges, Ethernet, Token Ring, SNA,
                                 FDDI, SONET, T1, DS3, Frame Relay, multi-point, and TCP/IP.
                                 The services provided involve network analysis, daily network management, network utilization trend analysis, integration of software to perform network/systems management, utilization of core processes and process design techniques, capacity and performance management and network tuning.

 REALTIME DEVELOPMENT            Professionals in this area are proficient in ADA, assembly language, microprocessor experience and debuggers. Assignments typically involve working with a large team of engineers
                                 developing a subsystem for an aircraft or a communications device. These assignments generally involve significant
                                 documentation, testing and quality assurance requirements.

 SYSTEMS ADMINISTRATION          Professionals performing services in this capacity generally specialize in a particular operating platform, including Sun/UNIX,
                                 Windows NT, Lotus Notes or HP-UX. The tasks performed range from establishing user accounts, installing software and hardware upgrades, monitoring system performance and performing systems programming and resource utilization studies.

 TESTING & QUALITY ASSURANCE     These professionals participate in clients' quality assurance efforts.
                                 Services performed include interfacing with clients to develop systems' test requirements; interpreting, determining and refining test specifications; writing test plans; overseeing systems tests;
                                 troubleshooting; establishing test tools; and writing test reports.

CLIENTS AND REPRESENTATIVE SOLUTIONS

     During 1997, the Company provided services to over 200 clients in the United States, including more than 390 divisions or business units. More than 50% of the Company's revenues during 1997 were generated from Fortune 500 companies. The Company seeks to maximize its client retention rate and secure follow-on engagements by being responsive to clients and providing high quality services. For each of the years 1995, 1996, and 1997, existing clients from the previous year generated at least 80% of the Company's revenues. During 1997, the Company's two most significant clients, Motorola and Rockwell, accounted for approximately 21% and 15% of the Company's revenues, respectively. The IT services provided to Motorola were divided among a number of divisions and subsidiaries in eight client locations. The Company has provided services to, among others, the following clients in 1997:



         Aegon USA, Inc.           General Motors Corporation    Publix Super Markets, Inc.
       AlliedSignal, Inc.              Harris Corporation             Raytheon Company
        AT&T Corporation                  Hitachi Ltd.          Rockwell International Corp.
  Boehringer Mannheim Corp.              Honeywell Inc.           Scientific-Atlanta, Inc.
         Caterpillar Inc           Lockheed Martin Corporation       Siemens Corporation
 Digital Equipment Corporation      Lucent Technologies Inc.        Sunstrand Corporation
         Eaton Corporation               Motorola, Inc.                Teradyne, Inc.
        Eli Lilly & Company              NCR Corporation        Thomson Consumer Electronics
    Florida Power Corporation          Norand Corporation             3 Com Corporation
    General Electric Company      Northrop Grumman Corporation      UPS of America, Inc.

     Examples of the Company's engagements are set forth below:

     FORTUNE 100 TELECOMMUNICATIONS COMPANY. This technology-driven telecommunications company, through a joint venture with two other Fortune 500 companies, established a nationwide commercial support service for a new digital cellular network. The client was administering and supporting a UNIX-based (Sun/Solaris) switching system that required a background in the area of UNIX system administration. Over a twelve-month period, Technisource provided over 30 IT consultants to serve as UNIX system administrators at multiple locations throughout the United States. These consultants had extensive backgrounds with Sun/Solaris in a networking and client/server environment and also possessed expertise working with network cell sites (BTS & HD2) for switches. The Company's IT consultants also monitored and administered cell site control centers for large CDMA cellular networks and provided system level support, including switching platforms, RF products and various processors and applications, using analog and CDMA technologies. The Company's account manager coordinated supervision of the project and the technical personnel with the clients' engineering section project managers. The Company's involvement in this project has lead to an ongoing relationship with the client and a new engagement with another Fortune 500 company to provide similar services.

     FORTUNE 100 AVIONICS COMPANY. A client located in Ft. Lauderdale, Florida needed to certify a flight critical system in accordance with Federal Aviation Administration ("FAA") standards within an accelerated time-frame. The Company supplied a team of more than 50 IT consultants, including a project manager, team leaders, software engineers and support personnel over a six-month period in order to complete the certification project on a timely basis. The Company's highly experienced team of professionals developed the plans, standards, and work product to complete system testing, hardware/ software integration testing, software integration testing, and low-level requirements-based testing. Certain of the Company's team members also assisted with the development of the requirements, design and code for the system. All of the work products were ISO-9001 compliant and the client's product was successfully certified by the FAA.

     The initial certification and development efforts by the Company resulted in the Company being engaged by the client for four follow-on certification and development programs. To date, three of these efforts have been successfully certified by the FAA, and one is in progress.

     DIVISION OF A FORTUNE 100 MANUFACTURING COMPANY. The Company was engaged to assist this client with the upgrade of their development/communications environment from Windows 3.1 to Windows 95 or Windows NT. Thirty of the Company's software engineers and IT professionals worked with client project managers to provide programming, administration, technical expertise, training, hardware deployment support in multiple locations and a help desk. During this eight-month project, the Company provided research and tools that facilitated a smooth transition between operating systems.


     This project led to the Company being awarded a contract to provide similar services in connection with the same client's transition from cc:mail to Lotus Notes, and in connection with the client's combination of multiple business units into one division. During a six-month period, the Company assisted in the installation of a network operating system for the client's entire multi-office organization.


SALES

     New business engagements are generated by account managers, who manage the Development Triangles. Upon being promoted from a recruiting professional to an account manager in connection with the replication of a Development Triangle, the account manager is seeded with a portion of the current revenue generating projects and a group of IT consultants from the original Development Triangle. The Technisource Growth Model is designed to provide incentives to account managers to generate new client engagements and further replicate Development Triangles. The Company's execution of the Technisource Growth Model enabled the Company to generate 58 new clients in 1996 and 70 new clients in 1997. The Company currently services over 200 clients, including more than 390 divisions or business units.


     Each account manager is responsible for managing client relationships, ensuring that the Development Triangle is performing as expected, and identifying new business opportunities. The Company has a national sales manager and three regional managers, who are responsible for the performance of four-to-ten Development Triangles within one or more of the Company's geographic locations. The Company's regional managers and account managers are compensated through a highly incentive-based compensation system that includes a combination of base salary, commissions and bonuses.


     The Company intends to compensate all of its regional managers and account managers with stock options in order to further align their interests with the Company's shareholders and to increase the performance-based portion of their compensation packages. The Company believes that its performance-based compensation structure provides incentives to its employees and allows the Company to retain high-performing employees by compensating them at competitive levels.


HUMAN RESOURCES AND RECRUITING

     The Technisource Growth Model is designed to expand the skills and develop the careers of the Company's employees and consultants, while providing substantial incentives to further the Company's growth. The Company provides its IT consultants with substantial computer-based training resources in order to allow its consultants to respond to market needs by retooling their skills. This has resulted in the Company maintaining a highly skilled pool of career-oriented IT consultants. The Company also develops the careers of its recruiting professionals and account managers by promoting high-performing recruiting professionals to account managers with responsibility for a Development Triangle, and by promoting high-performing account managers to regional managers, with responsibility for several Development Triangles in multiple geographic locations.


     The Company's future growth depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's strategy for attracting career-oriented IT professionals includes providing computer-based training; allocation of assignments in accordance with employee skills and career objectives; and an optional comprehensive benefits package including a Company-matched 401(k) plan, health and dental insurance, a flexible spending account and tuition reimbursement. The Company expects to use employee stock options as an important part of its recruitment and retention strategy. See "Management--Employee Benefit Plans."


     On April 9, 1998, the Company had 101 full-time recruiting professionals dedicated to hiring IT consultants and new recruiting professionals. The Company actively recruits IT consultants and recruiting professionals by advertising in leading national and local newspapers and trade magazines, through employee recruitment and skill-matching capabilities on the Company's web site, and by participating in career fairs. In addition, the Company provides incentives for its employees and consultants to refer candidates for new positions.


     Each new recruiting professional hired by the Company is trained during a two-week training course held at the Company's training center located in Ft. Lauderdale, Florida. The training course teaches the recruiting professionals the Company's culture and operating procedures, proprietary tools and techniques, and technical skills.


     As part of its retention efforts, the Company has formulated a strategy for minimizing turnover that emphasizes human resource management, competitive salaries, comprehensive benefits and employee stock options. The Company's IT professionals typically have bachelors or masters degrees in Computer Science or other technical disciplines. As of April 9, 1998, the Company had 1,073 employees, including 843 IT professionals, 43 sales and marketing personnel, 101 recruiting professionals and 86 general and administrative personnel. As of April 9, 1998, the Company also had 81 independent contractors working on client engagements.


COMPETITION

     The IT services industry is highly competitive. The Company competes for clients, qualified IT consultants, account managers and recruiting professionals with a variety of companies, including general IT services firms, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, systems consulting and implementation firms, programming companies and niche providers of IT services. Several traditional staffing companies, which have historically emphasized the placement of clerical and other less highly skilled personnel on short-term assignments, have begun to provide IT services competitive with those provided by the Company. The Company also competes for technical consultants within the internal IT departments of its clients and potential clients. In addition, as part of the Company's growth strategy, the Company may also compete with other IT staffing and services companies for suitable acquisition candidates.


     Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Many of these competitors have also been in business much longer than the Company and have significantly greater name recognition. Because the Company's competitors may be able to meet a broader range of a client's IT staffing and services needs and serve a broader geographic range than the Company, they may be better able to compete for national client accounts.


     The Company believes that the primary competitive factors in obtaining and retaining clients are its ability to provide comprehensive IT solutions for all aspects of a client's IT needs, its understanding of the specific requirements of a project and its ability to rapidly deploy carefully screened, highly trained IT consultants at competitive prices. The primary competitive factors in attracting and retaining qualified candidates for IT consultant positions are the Company's ability to offer competitive wages and provide a consistent flow of high-quality and varied assignments.


FACILITIES

     The Company's executive offices are located in Ft. Lauderdale, Florida, where the Company leases approximately 16,000 square feet of office space. The Company's other current offices are located in Huntsville, Alabama; Phoenix, Arizona; Los Angeles and San Diego, California; Toronto, Canada; Jacksonville, Tampa and Winter Park, Florida; Atlanta, Georgia; Chicago, Palantine, Peoria and Willowbrook, Illinois; Carmel, Indiana; Cedar Rapids and Des Moines, Iowa; Overland Park, Kansas; Hazlet, New Jersey; Raleigh, North Carolina; and San Antonio, Texas. The Company believes that its facilities are adequate for its current needs and that additional facilities can be leased to meet future needs.


LITIGATION

     There are no material legal proceedings pending against the Company or its properties or to which the Company is a party.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company:



             NAME                AGE                                POSITION
Joseph W. Collard ...........    41     President, Chief Executive Officer and Director
James F. Robertson ..........    37     Executive Vice President, Chief Operating Officer and Director
Paul Cozza ..................    35     Vice President of Sales and Director of National Sales
John A. Morton ..............    50     Vice President of Finance, Chief Financial Officer and Director

     JOSEPH W. COLLARD. Mr. Collard, a founder of the Company, has served as its President and Chief Executive Officer and as a director since the formation of the Company in March 1987. From 1981 to 1987, he served as a computer consultant on a number of projects for, among others, Allied Signal, Lear Siegler, Mannesmann Demag A.G., General Electric, IBM and Martin Marrieta. Mr. Collard has over 15 years of experience in the IT services industry. Mr. Collard holds a Bachelor of Business Administration degree from the University of Michigan, Flint.


     JAMES F. ROBERTSON. Mr. Robertson, a founder of the Company, serves as its Executive Vice President and Chief Operating Officer and has served as a director since the formation of the Company in March 1987. Prior to 1987, he worked as a software engineer and consultant on a number of projects for, among others, Allied Signal, General Dynamics, Honeywell, Lear Siegler and United Technologies. Mr. Robertson has over 15 years of experience in the IT services industry. Mr. Robertson received a Bachelor of Science degree in Computer Science from the University of Central Florida.


     PAUL COZZA. Mr. Cozza joined the Company in 1990 and currently serves as its Vice President of Sales and Director of National Sales. He has served the Company as a recruiting professional, an account manager and a regional manager of the Company's Midwest division. Mr. Cozza has over 13 years of sales experience.


     JOHN A. MORTON. Mr. Morton joined the Company as its Vice President of Finance and Chief Financial Officer in November 1997 and was elected as a director in April 1998. Prior to joining the Company, Mr. Morton was employed as the chief financial officer of Tire Group International, Inc. since 1995, as the chief financial officer of Advance Promotions Technologies, Inc. between 1991 and 1995, and as the controller at Office Depot, Inc. from 1987 to 1991. Mr. Morton is a certified public accountant and has an MBA from Southern Illinois University.


ELECTION, COMMITTEES AND COMPENSATION OF DIRECTORS


     The Board of Directors currently consists of three members. The Company expects to fill two vacancies on the Board with independent directors within 90 days following the consummation of this offering. Each director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. An election of directors is held annually at the annual meeting of the Company's shareholders.


     Following the consummation of this offering, the Company intends to establish a Compensation and Stock Option Committee (the "Compensation Committee") and an Audit Committee.


     The Compensation Committee will be responsible for recommending to the Board of Directors the salaries, bonuses and other compensation for the Company's executive officers and will establish such compensation levels for the other officers and employees of the Company. The Compensation Committee also will administer the Technisource Long-Term Incentive Plan (the "Incentive Plan"), including, among other things, determining the amount, exercise price and vesting schedule of stock options awarded under the Incentive Plan.

     The Audit Committee will review the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of the other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee will also examine and consider other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent accountants. The Audit Committee is currently expected to be comprised of one employee director and two independent directors.


     Each non-employee director of the Company is entitled to receive a fee of $1,500 for attendance at each meeting of the Board of Directors. In addition, each non-employee director is entitled to receive $500 for attendance at each separate meeting of a committee of the Board of Directors. All directors are reimbursed for travel expenses incurred in connection with the performance of their duties as directors.


     Each non-employee director is entitled to receive an option to purchase 5,000 shares of Common Stock upon their appointment to the Board of Directors and is entitled to receive an option to purchase 2,500 shares of Common Stock annually thereafter, so long as they continue to serve on the Board of Directors. See "Management--Employee Benefit Plans."


COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee prior to this offering. Accordingly, Messrs. Collard and Robertson, the Company's President and Chief Executive Officer and the Company's Executive Vice President and Chief Operating Officer, respectively, had responsibility for all decisions with respect to executive officer compensation.

EXECUTIVE COMPENSATION

     The table below sets forth certain information concerning the annual and long-term compensation paid by the Company for services rendered during the fiscal year ended December 31, 1997, with respect to those persons who were:
(i) the Company's Chief Executive Officer; and (ii) the other most highly compensated executive officers of the Company who received compensation in excess of $100,000 in that year (collectively, the "Named Executive Officers").



                          SUMMARY COMPENSATION TABLE



                                                                      LONG-TERM
                                                                     COMPENSATION
                                    ANNUAL COMPENSATION                 AWARDS
                                ----------------------------   -----------------------
                                                                      SECURITIES             ALL OTHER
 NAME AND PRINCIPAL POSITION         SALARY          BONUS      UNDERLYING OPTIONS(#)     COMPENSATION(1)
Joseph W. Collard ...........     $ 104,000        $     --               --             $
 President and
 Chief Executive Officer

James F. Robertson ..........       104,000              --               --
 Executive Vice President and
 Chief Operating Officer

Paul Cozza ..................       175,349         143,000               --
 Vice President and
 Director of National Sales

John A. Morton ..............        14,061(2)           --               --(3)                  --
 Vice President and
 Chief Financial Officer

---------------------
(1) Consists of life insurance premiums paid by the Company, the Company's reimbursement of certain personal expenses and matching contributions to the Company's 401(k) Plan.

(2) Reflects the portion of Mr. Morton's annual salary received between November 11, 1997, the date on which Mr. Morton commenced employment with the Company, and December 31, 1997. Mr. Morton's annual salary is $110,000.

(3) Consists of options to purchase       shares of Common Stock, assuming an
    initial public offering price of $      per share, awarded to Mr. Morton
    upon his employment by the Company on November 11, 1997.

     EXECUTIVE OPTION GRANTS. The following table sets forth information concerning options to purchase shares of Common Stock granted during 1997 to the Named Executive Officers. The amounts shown as potential realizable values on the options identified in the table are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options. Actual gains, if any, on stock option exercises are dependent on any future increases in the market price of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.


                          STOCK OPTION GRANTS IN 1997


                                                                                         POTENTIAL
                                                                                        REALIZABLE
                                                                                      VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF
                             NUMBER OF      % OF TOTAL                                  STOCK PRICE
                            SECURITIES        OPTIONS                                  APPRECIATION
                            UNDERLYING      GRANTED TO                                FOR OPTION TERM
                              OPTIONS      EMPLOYEES IN     EXERCISE     EXPIRATION   ---------------
          NAME                GRANTED       FISCAL YEAR       PRICE         DATE        5%       10%
John A. Morton .........         (1)          100%             $         11/11/07     $        $

----------------
(1) Consists of options to purchase       shares of Common Stock, assuming an
    initial public offering price of $      per share, awarded to Mr. Morton
    upon his employment by the Company on November 11, 1997.


     OPTION EXERCISES AND FISCAL YEAR-END VALUES. The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 1997.


                         FISCAL YEAR-END OPTION VALUES

                                NUMBER OF UNEXERCISED             VALUE OF UNEXERCISED
                                SECURITIES UNDERLYING             IN-THE-MONEY OPTIONS
                             OPTIONS AT FISCAL YEAR-END          AT FISCAL YEAR-END(1)
                           -------------------------------   ------------------------------
          NAME              EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
Paul Cozza .............                                         $                $
John A. Morton .........

----------------
(1) Calculated based on an initial public offering price of $     , less the
    exercise price payable for such shares.


EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Joseph W. Collard effective as of January 1, 1998. Under the agreement, Mr. Collard serves as President and Chief Executive Officer of the Company for a term expiring on January 1, 2003, unless earlier terminated for cause, upon the death or disability of Mr. Collard, or, at the election of Mr. Collard, upon a change in control of the Company. In the event that Mr. Collard is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Collard is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date 36 months after such termination and January 1, 2003. The agreement provides that Mr. Collard receives base annual compensation of $170,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Collard also receives an annual bonus in an amount to be determined by the Board of Directors, based upon Mr. Collard's and the Company's performance. The agreement also provides that the Company will provide Mr. Collard with the use of an automobile. Mr. Collard is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof.


     The Company entered into an employment agreement with James F. Robertson effective as of January 1, 1998. Under the agreement, Mr. Robertson serves as Executive Vice President and Chief

Operating Officer of the Company for a term expiring on January 1, 2003, unless earlier terminated for cause, upon the death or disability of Mr. Robertson, or, at the election of Mr. Robertson, upon a change in control of the Company. In the event that Mr. Robertson is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Robertson is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date 36 months after such termination and January 1, 2003. The agreement provides that Mr. Robertson receives base annual compensation of $160,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Robertson also receives an annual bonus in an amount to be determined by the Board of Directors based upon Mr. Robertson's and the Company's performance. The agreement also provides that the Company will provide Mr. Robertson with the use of an automobile. Mr. Robertson is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof.


     The Company entered into an employment agreement with Paul Cozza effective as of January 1, 1998. Under the agreement, Mr. Cozza serves as Vice President of Sales and Director of National Sales of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Cozza. The term of Mr. Cozza's employment will be automatically renewed for an additional one-year term unless either Mr. Cozza or the Company provides notice of their intention not to renew the agreement. In the event that Mr. Cozza is terminated without cause, Mr. Cozza is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Cozza will receive base annual compensation of $175,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Cozza is eligible to receive an annual stock option grant in an amount to be determined by the Board of Directors based upon Mr. Cozza's and the Company's performance. Mr. Cozza may also receive a bonus in an amount of up to $200,000 for 1998, based upon the profitability of the Company, and after 1998 in an amount to be determined by the Board of Directors based upon Mr. Cozza's and the Company's performance. Mr. Cozza is prohibited from competing with the Company during the term of the agreement and for two years after termination thereof.


     The Company entered into an employment agreement with John A. Morton effective as of November 11, 1997. Under the agreement, Mr. Morton serves as Vice President of Finance and Chief Financial Officer of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Morton. The term of Mr. Morton's employment will be automatically renewed for an additional one-year term unless either Mr. Morton or the Company provides notice of their intention not to renew the agreement. In the event that Mr. Morton is terminated without cause, Mr. Morton is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Morton will receive base annual compensation of $110,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Morton is eligible to receive an annual bonus and an annual stock option grant in amounts to be determined by the Board of Directors based upon Mr. Morton's and the Company's performance. Mr. Morton is prohibited from competing with the Company during the term of the agreement and for two years after termination thereof. Mr. Morton has received an option to purchase
shares of Common Stock at an exercise price equal to $      per share, based on
an assumed initial public offering price of $      per share. These options
vest over a three-year period beginning November 11, 1997 and expire on November 11, 2007.


EMPLOYEE BENEFIT PLANS

     PROFIT SHARING 401(K) PLAN. The Company maintains a 401(k) defined contribution plan (the "401(k) Plan"). All employees of the Company who have completed three months of employment are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 15.0% of eligible compensation (up to a statutorily prescribed annual limit of $10,000 in 1998). The Company may at its discretion match contributions made by employees to the 401(k) Plan. All amounts contributed by the employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.


     LONG-TERM INCENTIVE PLAN. The Incentive Plan became effective January 1, 1998. The Incentive Plan provides for awards ("Awards") consisting of grants of discretionary stock options, formula stock options, IT Professional stock options, stock appreciation rights, restricted stock and performance awards to employees, non-employee directors, and other persons who perform services for the Company.


     The Incentive Plan is administered by the Company's Compensation, consisting of at least two directors of the Company who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under Section 16(b) of the Exchange Act and who are "outside directors" within the meaning of Section 162(m) of the Code and the regulations promulgated under Section 162(m) of the Code. The Compensation Committee is authorized to select the individuals to whom Awards will be granted, determine the type, size and terms and conditions of Awards, construe and interpret the Incentive Plan, and provide for the acceleration of the date or dates on which an option becomes exercisable. The Compensation Committee is authorized to delegate the Incentive Plan administration responsibilities to one or more employees of the Company.


     The maximum number of shares of Common Stock that may be made the subject
of Awards granted under the Incentive Plan is      . In the event of any change
in capitalization of the Company, however, the Compensation Committee shall adjust the maximum number and class of shares with respect to which Awards may be granted, the number and class of shares which are subject to outstanding Awards and the purchase price therefor. In addition, if any Award expires or terminates without having been exercised, the shares of Common Stock subject to the Award again become available for grant under the Incentive Plan.


     The Compensation Committee may grant Awards to any employee, non-employee director, consultant, advisor, or independent contractor of the Company ("Optionee"). The Compensation Committee is authorized to grant to eligible persons options ("Options") to purchase a specified number of shares of Common Stock at a stated price per share. An Option may be intended to qualify as an incentive stock option ("ISO") pursuant to the Code, or may be intended to be a nonqualified option ("NQO"). The term of an ISO cannot exceed 10 years, and the exercise price of any ISO must be equal to or greater than the fair market value of the shares of Common Stock on the date of the grant. Any ISO granted to a holder of 10% or more of the combined voting power of the capital stock of the Company must have an exercise price equal to or greater than 110% of the fair market value of the Common Stock on the date of grant and may not have a term exceeding five years from the grant date. The exercise price and the term of an NQO shall be determined by the Compensation Committee on the date that the NQO is granted.


     Options shall become exercisable in whole or in part by the Optionee on the date or dates specified by the Compensation Committee. The Compensation Committee may provide that an Option becomes exercisable in installments over a period of years or upon the attainment of stated goals. The Compensation Committee, in its sole discretion, may accelerate the date or dates on which an Option becomes exercisable.


     Each Option shall expire on such date or dates as the Compensation Committee shall determine at the time the Option is granted. Upon termination of an Optionee's employment with the Company (including by reason of the Optionee's death), each unexercised Option (whether or not then exercisable) shall terminate and be forfeited, except that any such Options which are then exercisable shall remain exercisable for such period after termination of the Optionee's employment as the Compensation Committee may have determined at the time the Option was granted. If an Optionee's employment with the Company is terminated for cause (as defined in the Incentive Plan), all of such person's Options shall immediately terminate.

     Payment for shares of Common Stock purchased upon exercise of an Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each Option shall be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     The Incentive Plan provides for automatic grants of NQOs to non-employee directors ("Formula Options"). Each non-employee director will receive: (i) a Formula Option to purchase 5,000 shares of Common Stock upon his or her initial election and qualification as a member of the Board of Directors; and (ii) a Formula Option to purchase 2,500 shares of Common Stock upon each re-election and qualification as a member of the Board of Directors. The per share exercise price of the Formula Option is equal to 100% of the fair market value of the shares of Common Stock on the date of grant. Each Formula Option becomes exercisable with respect to 100% of the underlying shares on the first anniversary of the date of grant. If a non-employee director ceases to serve as a director of the Company, each Formula Option shall expire on such date or dates as the Compensation Committee shall determine at the time the Option is granted. Payment for shares of Common Stock purchased upon exercise of a Formula Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each Formula Option shall be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     The Compensation Committee is authorized to grant to IT professionals options to purchase a specified number of shares of Common Stock at a stated price per share (an "IT Professional Option"). The purchase price of the shares of Common Stock subject to each IT Professional Option shall be equal to 100% of the fair market value as of the date of grant.


     Prior to the first anniversary of the date of grant of an IT Professional Option, no portion of the IT Professional Option shall be exercisable. An IT Professional Option shall become exercisable cumulatively in five equal annual installments. On each anniversary of the date of grant of an IT Professional Option, the IT Professional Option shall become exercisable with respect to 20% of the shares of Common Stock subject to the IT Professional Option if the participant completed at least the number of hours of service specified by the Compensation Committee on the date of grant, for the Company as an IT professional during the twelve-month period ending on such anniversary of the date of grant. If, however, the participant has not completed at least the applicable number of hours of service for the Company as an IT professional during the twelve-month period ending on an anniversary of the date of grant, the 20% portion of the IT Professional Option that would have otherwise become exercisable in accordance with the preceding sentence shall terminate. Each IT Professional Option shall terminate not more than five years from the date of the grant. If an IT professional's employment with the Company is terminated for cause (as defined in the Incentive Plan), all of such person's IT Professional Options shall immediately terminate. Payment for shares of Common Stock purchased upon exercise of an IT Professional Option must be made in full at the time of purchase. Payment may be made in cash or in any other manner as may be authorized by the Compensation Committee. Each IT Professional Option shall be evidenced by a written agreement containing such terms and conditions consistent with the Incentive Plan as shall be established by the Compensation Committee.


     Concurrently with the closing of this offering, the Company intends to issue options to certain of its employees at an exercise price based on the offering price.


                             CERTAIN TRANSACTIONS


     Joseph W. Collard and James F. Robertson, the controlling shareholders of the Company, and the President and Chief Executive Officer, and Executive Vice President and Chief Operating Officer of the Company, respectively, have personally guaranteed the repayment of a loan to the Company by Barnett Bank, N.A. It is anticipated that the loan will be repaid with a portion of the proceeds from this offering and that Messrs. Collard and Robertson will be released from their personal guarantees.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the
beneficial ownership of Common Stock as of         , 1998, and as adjusted to
reflect the sale of the Common Stock offered hereby for: (i) each person known by the Company to own beneficially more than 5.0% of the outstanding Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership by the Company's directors, Named Executive Officers or beneficial owners has been furnished by the respective director, Named Executive Officer or beneficial owner, as the case may be. Unless otherwise indicated below, each person or entity named below has sole voting and investment power with respect to all Common Stock shown as beneficially owned by such holder. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has an address in care of the Company's principal executive officers at 1901 West Cypress Creek Road, Suite 202, Ft. Lauderdale, Florida 33309.



                                         BENEFICIAL OWNERSHIP     BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING        AFTER OFFERING(1)
                                        -----------------------   ---------------------
                                         NUMBER OF                 NUMBER OF
                 NAME                     SHARES       PERCENT      SHARES      PERCENT
Joseph W. Collard ...................                    50.5%        --          --
James F. Robertson ..................                    48.5         --          --
Paul Cozza(2) .......................                                 --          --
John A. Morton ......................           --         --         --          --
All executive officers and directors
  as a group (4 persons)(2) .........                   100.0         --          --

---------------------
 *  Less than 1%

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase
    up to an aggregate of       shares of Common Stock from         . If the
    Underwriters' over-allotment option is exercised in full, upon completion
    of this offering          would beneficially own       shares of Common
    Stock (     %).

(2) Includes       shares subject to options that are currently exercisable.

                         DESCRIPTION OF CAPITAL STOCK


GENERAL

     The Company is authorized to issue       shares of Common Stock, and
shares of preferred stock, par value $     per share ("Preferred Stock"). As of
March 31, 1998, the Company had       shares of Common Stock outstanding and no
shares of Preferred Stock outstanding. As of March 31, 1998, the outstanding shares of Common Stock were held by three shareholders.


COMMON STOCK

     Each holder of shares of Common Stock is entitled to one vote for each share owned of record on all matters presented to shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and any liquidation preference of any outstanding Preferred Stock. The shares of Common Stock have no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.


     Holders of shares of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy." All of the Common Stock offered hereby will be, when issued and sold, duly authorized, validly issued, fully paid and nonassessable.


PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock. However, because the rights and preferences for any series of Preferred Stock may be set by the Board of Directors in its sole discretion, those rights and preferences may be superior to those of the Common Stock and thus may adversely affect the holders of Common Stock.


CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation provide that special meetings of shareholders may be called only by: (i) holders of not less than 50% of the outstanding shares of Common Stock; or (ii) the President or a majority of the Board of Directors. The Articles of Incorporation establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Moreover, certain provisions of the Company's Articles of Incorporation and Bylaws generally permit directors to be removed by the Board of Directors only for cause or, with or without cause, by the affirmative vote of holders of at least 50% of the outstanding shares of Common Stock. The preceding provisions of the Articles of Incorporation may be changed only upon the affirmative vote of holders of 60% of the outstanding shares of Common Stock.


     The provisions of the Articles of Incorporation and Bylaws summarized in the preceding paragraph and the provisions of Florida's Business Corporation Act described under "Certain Provisions of Florida

Law," contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive a premium for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock.


CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act (the "FBCA") prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.


     The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder," unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.


DIRECTOR AND OFFICER INDEMNIFICATION

     The Company's Bylaws contain certain provisions indemnifying directors and officers of the Company to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay such amount if it is determined that the individual in question is not entitled to indemnification.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the shares of Common Stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, since certain contractual and legal restrictions on resale described below restrict the ability of the Company and current shareholders of the Company from selling Common Stock, sales of substantial amounts of Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding an
aggregate of       shares of Common Stock. Of these shares of Common Stock
outstanding, the       shares of Common Stock sold in this offering will be
freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is
defined in Rule 144 under the Securities Act. The remaining       shares of
Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. The Company has granted certain registration rights to two of its shareholders. These shareholders have "piggyback" registration rights to request that the Company register any of their shares in the event that the Company proposes to register any of its securities under the Securities Act. Additionally, these shareholders have "demand" registration rights to have the Company prepare and file, on three occasions each, a registration statement so as to permit a public offering and sale of their shares of Common Stock.

     The Company and the executive officers and directors of the Company have each agreed that during the 180-day period after the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Common Stock offered hereby, except that the Company may issue shares upon the exercise of stock options granted prior to the execution of the Underwriting Agreement, and may grant additional options under stock option and other employee compensation plans, provided that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, such options shall not be exercisable during such period.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner other than an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of
Common Stock then outstanding (which will equal approximately       shares
immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sales provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

                                 UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, dated
     , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:



                                                                 NUMBER OF
                         UNDERWRITERS                             SHARES
Donaldson, Lufkin & Jenrette Securities Corporation .........
William Blair & Company, L.L.C. .............................




                                                                 -------------
  Total .....................................................
                                                                 =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.


     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $      per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.


     Each of the Company, its executive officers, directors and current shareholders have agreed, subject to certain exceptions, not to: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and the Selling Shareholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.


     Prior to this offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering.


     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.


     In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot this offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if DLJ repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The Company and the Underwriters have agreed to reserve up to       shares
of the Common Stock offered hereby for sale by the Underwriters to certain eligible employees and other designees of the Company at the initial public offering price set forth on the cover page of the

Prospectus. Any reserved Common Stock not purchased by such persons will be offered by the Underwriters to the public on the same basis as the other shares of Common Stock offered hereby.



                                 LEGAL MATTERS


     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Miami, Florida, and for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.



                                    EXPERTS


     The Combined Financial Statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included in the Prospectus and in the Registration Statement, of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon their authority as experts in accounting and auditing.



                            ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.


     The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by its independent auditors and quarterly reports for the first three quarters of each year containing interim unaudited financial information.

                              TECHNISOURCE, INC.

                    INDEX TO COMBINED FINANCIAL STATEMENTS



                                                                                           PAGE
Report of Independent Certified Public Accountants ....................................    F-2

Combined Balance Sheets as of December 31, 1996 and 1997 ..............................    F-3

Combined Statements of Income for the years ended December 31, 1995, 1996 and 1997 ....    F-4

Combined Statements of Shareholders' Equity for the years ended December 31, 1995, 1996
 and 1997 .............................................................................    F-5

Combined Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997     F-6

Notes to Combined Financial Statements ................................................    F-7

     When the Stock Split referred to in Note 10 of the Notes to the Combined Financial Statements has been consummated, we will be in a position to render the following report.




                                        /S/ KPMG Peat Marwick LLP



                         INDEPENDENT AUDITORS' REPORT



The Shareholders
Technisource, Inc.:


     We have audited the accompanying combined balance sheets of Technisource, Inc., Technisource of Florida, Inc. and Technisource Midwest, Inc. (collectively, "the Company") as of December 31, 1996 and 1997 and the related combined statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.






Fort Lauderdale, Florida
February 20, 1998, except as
 to Note 10, which is as of
         , 1998

                              TECHNISOURCE, INC.


                            COMBINED BALANCE SHEETS

                                                                            AS OF DECEMBER 31,
                                                                      -------------------------------
                                                                           1996             1997
                          ASSETS

Current assets:
 Cash and cash equivalents ........................................    $   174,204      $   469,973
 Trade accounts receivable, less allowance for doubtful accounts of
   $336,000 and $425,000 in 1996 and 1997, respectively ...........      6,975,801        8,743,630
 Due from shareholders and employees ..............................         41,923           39,986
 Prepaid expenses and other current assets ........................         24,339          108,335
                                                                       -----------      -----------
    Total current assets ..........................................      7,216,267        9,361,924
Property and equipment, net .......................................        709,671        1,229,658
Other assets ......................................................         22,903           46,002
                                                                       -----------      -----------
                                                                       $ 7,948,841      $10,637,584
                                                                       ===========      ===========
                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Bank overdrafts ..................................................    $   959,741      $        --
 Accounts payable .................................................        310,681          529,961
 Income taxes payable .............................................        108,771          183,001
 Accrued expenses .................................................        922,500        2,461,110
 Line of credit ...................................................      1,723,402          223,460
                                                                       -----------      -----------
    Total current liabilities .....................................      4,025,095        3,397,532
Notes payable .....................................................         10,000           10,000
                                                                       -----------      -----------
    Total liabilities .............................................      4,035,095        3,407,532
Commitments and contingencies
Shareholders' equity:
 Common stock, $5.50 par value, 100 shares authorized,
   issued and outstanding .........................................            550              550
 Retained earnings ................................................      3,913,196        7,229,502
                                                                       -----------      -----------
    Total shareholders' equity ....................................      3,913,746        7,230,052
                                                                       -----------      -----------
                                                                       $ 7,948,841      $10,637,584
                                                                       ===========      ===========

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                         COMBINED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------
                                                               1995             1996             1997
Revenues .............................................    $ 29,129,819      $40,359,792      $67,326,805
Cost of revenues .....................................      21,878,869       30,624,300       50,774,870
                                                          ------------      -----------      -----------
    Gross profit .....................................       7,250,950        9,735,492       16,551,935
Selling, general and administrative expenses .........       4,778,120        6,658,589       12,221,748
                                                          ------------      -----------      -----------
    Operating income .................................       2,472,830        3,076,903        4,330,187
Other income (expense):
 Interest and other income ...........................          22,886            8,419           26,492
 Interest expense ....................................         (59,906)        (105,202)        (159,651)
                                                          ------------      -----------      -----------
    Income before income taxes .......................       2,435,810        2,980,120        4,197,028
Income taxes .........................................          22,013          230,783          183,001
                                                          ------------      -----------      -----------
    Net income .......................................    $  2,413,797      $ 2,749,337      $ 4,014,027
                                                          ============      ===========      ===========
Pro forma income data:
 Net income ..........................................    $  2,413,797      $ 2,749,337      $ 4,014,027
 Pro forma provision for incremental income taxes
   (unaudited) .......................................         930,193          851,180        1,500,016
                                                          ------------      -----------      -----------
    Pro forma net income (unaudited) .................    $  1,483,604      $ 1,898,157      $ 2,514,011
                                                          ============      ===========      ===========
 Pro forma net income per share (unaudited):
  Basic ..............................................                                       $
                                                                                             ===========
  Diluted ............................................                                       $
                                                                                             ===========
 Weighted average shares outstanding:
  Basic ..............................................
  Diluted ............................................

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY

                                          COMMON STOCK
                                       -------------------       RETAINED
                                        SHARES     AMOUNT        EARNINGS           TOTAL
Balance, December 31, 1994 .........      100      $ 550      $  1,916,462      $  1,917,012
 Net income ........................       --         --         2,413,797         2,413,797
 Shareholder distributions .........       --         --          (650,000)         (650,000)
                                          ---      -----      ------------      ------------
Balance, December 31, 1995 .........      100        550         3,680,259         3,680,809
 Net income ........................       --         --         2,749,337         2,749,337
 Shareholder distributions .........       --         --        (2,516,400)       (2,516,400)
                                          ---      -----      ------------      ------------
Balance, December 31, 1996 .........      100        550         3,913,196         3,913,746
 Net income ........................       --         --         4,014,027         4,014,027
 Shareholder distributions .........       --         --          (697,721)         (697,721)
                                          ---      -----      ------------      ------------
Balance, December 31, 1997 .........      100      $ 550      $  7,229,502      $  7,230,052
                                          ===      =====      ============      ============

           See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.


                       COMBINED STATEMENTS OF CASH FLOWS

                                                                         YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------
                                                                 1995              1996              1997
Cash flows from operating activities:
 Net income .............................................    $  2,413,797     $  2,749,337      $  4,014,027
 Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
  Depreciation ..........................................         119,536          190,235           370,201
  Changes in assets and liabilities:
   Increase in trade accounts receivable ................      (1,021,891)      (2,850,130)       (1,767,829)
   Decrease (increase) in due from shareholders and
      employees .........................................           5,370          (25,370)            1,937
   Increase in prepaid expenses and other
      current assets ....................................          (5,471)         (34,061)         (107,095)
   Increase in accounts payable .........................          89,223          147,130           219,280
   Increase in income taxes payable .....................              --          108,771            74,230
   (Decrease) increase in accrued expenses ..............         (25,643)         682,621         1,538,610
                                                             ------------     ------------      ------------
Net cash provided by operating activities ...............       1,574,921          968,533         4,343,361
                                                             ------------     ------------      ------------
Cash flows from investing activities:
 Purchases of property and equipment ....................        (326,210)        (606,344)         (890,188)
                                                             ------------     ------------      ------------
Net cash used in investing activities ...................        (326,210)        (606,344)         (890,188)
                                                             ------------     ------------      ------------
Cash flows from financing activities:
 Proceeds from line of credit ...........................              --        1,723,302                --
 Principal payments on line of credit ...................        (699,900)              --        (1,499,942)
 Distribution to shareholders ...........................        (650,000)      (2,516,400)         (697,721)
 Increase (decrease) in overdraft .......................              --          599,332          (959,741)
                                                             ------------     ------------      ------------
Net cash used in financing activities ...................      (1,349,900)        (193,766)       (3,157,404)
                                                             ------------     ------------      ------------
Net (decrease) increase in cash .........................        (101,189)         168,423           295,769
Cash and cash equivalents, beginning of year ............         106,970            5,781           174,204
                                                             ------------     ------------      ------------
Cash and cash equivalents, end of year ..................    $      5,781     $    174,204      $    469,973
                                                             ============     ============      ============
Supplemental disclosures of cash flow information:
 Interest paid ..........................................    $     59,671     $    108,536      $    165,165
 Income taxes paid ......................................          22,013          122,012           108,771

            See accompanying Notes to Combined Financial Statements.

                              TECHNISOURCE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 DESCRIPTION OF BUSINESS


     Technisource, Inc. ("Technisource"), Technisource of Florida, Inc. ("Florida") and Technisource Midwest, Inc. ("Midwest"), each being 100 percent owned by three shareholders (collectively, the "Company") are affiliated through common ownership. Technisource is an information technology ("IT") consulting and staffing services ("IT services") firm , providing IT consultants principally on a time-and-materials basis to organizations with complex IT needs. Technisource currently maintains offices in 16 locations.


     Technisource was incorporated as a Florida corporation in 1987. In 1994, Florida and Midwest were incorporated as Florida corporations in order to offer IT services and administer the payroll and human resources activities related to the Company's consultants. On January 1, 1997, the Company discontinued the use of Midwest and transferred all of its consultants to Florida. As of December 31, 1997, the Company's IT services were principally provided by employees of Florida.


 CASH AND CASH EQUIVALENTS


     For purposes of the combined statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.


 PROPERTY AND EQUIPMENT, NET


     Property and equipment are stated at cost. Depreciation on property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.


 OTHER ASSETS


     Other assets consist of security deposits related to operating lease agreements.


 INCOME TAXES


     The Company has elected to be treated as a subchapter S corporation for federal income tax purposes. Under S corporation status, the Company is not liable for federal income taxes as they are borne by the shareholders. Therefore, the combined statements of income do not include federal income tax expense, but include a provision for state income taxes for those states that do not recognize the Company's S corporation status.


 USE OF ESTIMATES


     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare their combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from the Company's estimates.


 REVENUE RECOGNITION


     The Company derives substantially all of its revenues from IT services. Revenues are recognized as services are performed.

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) ADVERTISING COSTS


     The Company expenses all advertising costs as incurred. The total amounts charged to operations for advertising during the years ended December 31, 1995, 1996 and 1997 were approximately $115,000, $299,000 and $638,000, respectively.



 IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF


     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. This pronouncement was adopted for periods beginning January 1, 1996 and did not have a material impact on the Company's combined financial statements.


 STOCK OPTIONS


     Prior to January 1, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


 RECLASSIFICATIONS


     Certain reported amounts for 1995 and 1996 have been reclassified to conform to the 1997 presentation.


 PRINCIPLES OF COMBINATION


     All significant intercompany balances and transactions have been eliminated in combination.

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997


(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) ACCOUNTING CHANGES


     Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." This Statement requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS reflects the dilutive effect of potential common shares issuable pursuant to securities such as stock options. All prior years EPS data have been presented to conform with the provisions of the new Statement.


 UNAUDITED PRO FORMA NET INCOME AND PRO FORMA NET INCOME PER SHARE


     The pro forma net income presented in the statements of income reflects the pro forma effects for income taxes at an effective rate of approximately 38%, as if the Company had been a taxable entity for all periods presented.


     The pro forma net income per common share is computed based on the weighted average number of common shares and common equivalent shares (using the treasury stock method) outstanding after giving effect to the stock split discussed in Note 10.


(2) PROPERTY AND EQUIPMENT, NET


     Property and equipment, net consists of the following as of December 31, 1996 and 1997:

                                                                               USEFUL LIVES
                                                   1996            1997          IN YEARS
   Office equipment .......................    $  145,779      $  355,021          5-7
   Computer equipment .....................       915,005       1,459,879           5
   Telephone equipment ....................        57,452         180,095           5
   Leasehold improvements .................         4,325          17,754          3-5
                                               ----------      ----------
                                                1,122,561       2,012,749
   Less: accumulated depreciation .........      (412,890)       (783,091)
                                               ----------      ----------
                                               $  709,671      $1,229,658
                                               ==========      ==========

(3) LINE OF CREDIT


     As of December 31, 1997, the Company maintained a revolving line of credit with a bank which provides for maximum borrowings of up to $8,000,000. The line of credit expires on August 31, 1998 and is secured by the Company's accounts receivable and equipment and guaranteed by two of the Company's shareholders. As of December 31, 1996 and 1997, the outstanding principal balance under this line of credit was $1,723,402 and $223,460, respectively. Interest is payable monthly at a variable rate of 0.5% over the bank's prime rate (9% as of December 31, 1997) through August 31, 1998, at which time any outstanding balance is due in full.

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

(4) INCOME TAXES


     Income tax expense attributable to income from continuing operations consists of the following:



                                     CURRENT      DEFERRED       TOTAL
   Year ended December 31, 1995:
     State and local ...........    $ 22,013         $--       $ 22,013
                                    ========         ===       ========
   Year ended December 31, 1996:
     State and local ...........    $230,783         $--       $230,783
                                    ========         ===       ========
   Year ended December 31, 1997:
     State and local ...........    $183,001         $--       $183,001
                                    ========         ===       ========

     Deferred income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for future consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                      1995           1996            1997
   Income taxes as reported ...................    $  22,013     $  230,783      $  183,001
   Pro forma adjustment (unaudited) ...........      910,819        904,280       1,500,132
                                                   ---------     ----------      ----------
   Pro forma income taxes (unaudited) .........    $ 932,832     $1,135,063      $1,683,133
                                                   =========     ==========      ==========

     The unaudited pro forma provision for income taxes presented on the statements of income represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented. The pro forma provision for income taxes is as follows:

                                             YEARS ENDED DECEMBER 31,
                                   --------------------------------------------
                                       1995            1996            1997
   Pro forma (unaudited)
     Federal ...................    $ 784,160      $  965,600      $1,419,006
     State .....................      148,672         169,463         264,127
                                    ---------      ----------      ----------
       Total pro forma .........    $ 932,832      $1,135,063      $1,683,133
                                    =========      ==========      ==========

     The pro forma tax expense differs from the amount which would be provided by applying the statutory federal rate to income before income taxes, primarily as a result of state income taxes.

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997


(4) INCOME TAXES--(CONTINUED)

     A reconciliation of the statutory federal income tax rate and the pro forma effective rate is as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                                          ------------------------
                                                                           1995     1996     1997
                                                                                (UNAUDITED)
   Statutory tax rate .................................................   34%      34%      34%
   Effect of:
     State and local income taxes, net of federal tax benefit .........    4        4        4
     Other, net .......................................................   --       --        2
                                                                          --       --       --
       Pro forma effective tax rate ...................................   38%      38%      40%
                                                                          ==       ==       ==

(5) BUSINESS AND CREDIT CONCENTRATIONS


     The Company provides IT services to clients located in the United States and Canada. Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Trade accounts receivable are not normally collateralized. As of December 31, 1996 and 1997, approximately 19% and 21%, respectively, of the Company's accounts receivables were represented by one client. Three clients accounted for approximately 49% of revenues for the year ended December 31, 1995. Two clients accounted for approximately 32% and 36% of revenues for the years ended December 31, 1996 and 1997, respectively. Concentration of credit risk may be mitigated by the dispersion of the Company's clients across different industries. The Company estimates an allowance for doubtful accounts based on the specific-identification method for creditworthiness of its clients. Consequently, an adverse change in the financial condition of its clients would affect the Company's estimate of its bad debts.


(6) TRANSACTIONS WITH RELATED PARTIES


     The table below summarizes related party balances and activity as of December 31:


                                                        1996         1997
   Due from shareholders and employees ..........    $ 41,923      $39,986
                                                     ========      =======

(7) EMPLOYEE BENEFIT PLANS


 PROFIT-SHARING PLAN


     The Company has a contributory 401(k) profit-sharing plan which covers all employees. Employees may contribute up to 15% of their annual compensation. The Company makes matching and/or profit-sharing contributions at management's discretion in amounts not to exceed limitations established by the Internal Revenue Service. For the years ended December 31, 1995, 1996 and 1997, the Company contributed $0, $0 and $103,579, respectively.


 KEY EMPLOYEE STOCK OPTIONS


     On October 27, 1993, the Company awarded stock options to one of its key employees. Under the terms of the stock option award, the employee is entitled to purchase four shares of the Company's

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997



(7) EMPLOYEE BENEFIT PLANS--(CONTINUED)


common stock at an exercise price per share equal to the book value of a share of common stock at December 31, 1993, which approximated fair value at the date of the award. No termination date for exercisability of the options was specified, and the options vest on December 31, 1998, and provide for immediate vesting of the pro rata portion of options granted in the event of a change in the ownership of the Company. The Company will be required to increase the number of authorized shares of common stock prior to the issuance of new shares of common stock covered by the stock option award.


     These stock options were outstanding as of the beginning and end of the years ended December 31, 1995, 1996 and 1997. No such options were exerciseable as of December 31, 1995, 1996 and 1997. As of December 31, 1995, 1996 and 1997,
the stock options were outstanding at an exercise price of $9,418 per share.


     Effective November 11, 1997, the Company awarded stock options to another of its key employees. Under the terms of the stock option award, the employee is entitled to purchase a number of shares of common stock equal to $200,000 divided by the per share initial public offering price. The per share exercise price of such options is equal to 75% of the per share initial public offering price, which was considered by management to be fair value on the date of grant. These options expire ten years from the effective date of the award and vest ratably over the next three years. The Company will be required to increase the number of authorized shares of common stock prior to the issuance of new shares of common stock covered by the stock option award. No options were exercisable as of December 31, 1997. As of December 31, 1997, these stock options were outstanding at the exercise price described above.


     No compensation cost has been recognized by the Company related to this stock option grant, using the intrinsic value method of APB Opinion 25. Had compensation cost for the Company's stock option award been determined consistent with SFAS 123, using the Black-Scholes option pricing model, excluding a volatility assumption, with the following weighted average assumptions: no expected dividend yield, risk-free interest rate of return of 7.0%, and an expected life of 10 years, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the year ended December 31, 1997:



       Net income: As reported                      $4,014,027
       Pro forma                                     4,007,051
       Basic earnings per share: As reported
       Pro forma
       Diluted earnings per share: As reported
       Pro forma

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

(8) COMMITMENTS AND CONTINGENCIES


 LEASE COMMITMENTS


     The Company has entered into several noncancelable operating leases, primarily for office space.


     Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:

YEARS ENDING DECEMBER 31,
  1998 .........................    $   721,790
  1999 .........................        679,326
  2000 .........................        553,064
  2001 .........................        442,836
  2002 .........................        407,677
  Thereafter ...................         93,070
                                    -----------
                                    $ 2,897,763
                                    ===========

     Rental expense under operating leases for the years ended December 31, 1995, 1996 and 1997 was approximately $140,000, $279,000 and $552,000, respectively.


 CONTINGENCIES


     The Company is subject to certain legal matters arising in the ordinary course of business which, in the opinion of management and based on the advice of its legal counsel, will not have a material adverse effect on the financial position and results of operations of the Company.


(9) FAIR VALUE OF FINANCIAL INSTRUMENTS


     Accounts receivable, line of credit facility, accounts payable and accrued liabilities carrying amounts approximate fair value due to the short maturity of these instruments.

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

(10) SUBSEQUENT EVENTS RELATED TO THE INITIAL PUBLIC OFFERING (UNAUDITED)


     In anticipation of an initial public offering of Common Stock, the following corporate actions have been taken:


 REORGANIZATION


     Since 1995, the Company has been treated as a Subchapter S corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and for certain state income tax purposes. As a result, substantially all of the income of the Company has been taxed directly to its shareholders rather than to the Company.


     Subsequent to year end and concurrent with the public stock offering, the Company will terminate the Company's S corporation status. In connection with the termination of the Company's S corporation status, the Company will record income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The income tax effect associated with the change in tax status is estimated to be a net tax benefit of approximately $400,000 to record a net deferred tax asset.


     The Company will declare an S corporation distribution to the existing shareholders in an aggregate amount representing all undistributed earnings of the Company taxed or taxable to its shareholders through the closing of the offering, payable upon such closing in an amount estimated to be $8.5 million.


 STOCK OPTION PLAN


     Effective January 1, 1998, the Company has adopted the Technisource, Inc. Long-Term Incentive Plan (the "Plan") which provides for the grant of awards such as stock appreciation rights, restricted stock grants, cash awards, stock awards, and incentive stock options to purchase up to an aggregate of shares of common stock. The Plan provides for a nonqualified stock option grant to the outside directors of the Company. These directors will be granted a non-statutory option for 5,000 shares of Common Stock on such director's initial election as a director and, upon reelection as a board member thereafter such director shall be granted an additional option for 2,500 shares of Common Stock. The options granted to outside directors will be exercisable on the first anniversary date of the grant in full at a price equal to the fair market value of Common Stock on the date of grant. The options will expire ten years after the date of grant or one year after the outside director is no longer a director of the Company, whichever is earlier.


     Concurrently with the closing of the intitial public offering, the Company intends to issue options to certain of its employees at an exercise price based on the offering price.


 EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with the Company's four executive officers. The agreements are effective January 1, 1998, and provide for initial terms of three to five years with total annual base salaries ranging from $110,000 to $175,000, and the employment agreements for two executives automatically renew for successive one-year terms unless terminated by either party, and

                              TECHNISOURCE, INC.

                       DECEMBER 31, 1995, 1996 AND 1997


(10) SUBSEQUENT EVENTS RELATED TO THE INITIAL PUBLIC OFFERING
                           (UNAUDITED)--(CONTINUED)


entitle these executives to stock option awards in the discretion of the Board of Directors. The four executive officers may also receive a performance bonus. The agreements also contain a non-competition provision following termination of employment.


 STOCK SPLIT


     The Company has authorized a        for 1 stock split effected by means of
a stock dividend. All share and per share data in these combined financial statements have been retroactively restated to reflect this stock split.

================================================================================

  NO DEALER SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.
                      -----------------------------------
                               TABLE OF CONTENTS

                                                       PAGE
Prospectus Summary ..............................        3
Risk Factors ....................................        6
The Company .....................................       11
Use of Proceeds .................................       11
S Corporation Distribution ......................       11
Dividend Policy .................................       12
Capitalization ..................................       12
Dilution ........................................       13
Selected Financial Data .........................       14
Management's Discussion and Analysis of
   Financial Condition and Results
   of Operations ................................       15
Business ........................................       20
Management ......................................       29
Certain Transactions ............................       35
Principal and Selling Shareholders ..............       36
Description of Capital Stock ....................       37
Shares Eligible for Future Sale .................       39
Underwriting ....................................       40
Legal Matters ...................................       42
Experts .........................................       42
Additional Information ..........................       42
Index to Combined Financial Statements ..........       F-1

                      -----------------------------------
       UNTIL      , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                       SHARES



                              TECHNISOURCE, INC.



                                 COMMON STOCK




                  ------------------------------------------
                                   PROSPECTUS
                  ------------------------------------------



                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION


                            WILLIAM BLAIR & COMPANY


                                         , 1998

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.


  Securities and Exchange Commission registration fee .................     $ 11,800
  National Association of Securities Dealers, Inc. filing fee .........        4,500
  Nasdaq National Market listing fee ..................................            *
  Printing and engraving costs ........................................            *
  Accounting fees and expenses ........................................            *
  Legal fees and expenses .............................................            *
  Directors and officers insurance premium ............................            *
  Transfer agent and registrar fees ...................................            *
  Miscellaneous .......................................................            *
                                                                            --------
    Total .............................................................     $      *
                                                                            ========

----------------
* To be supplied by amendment. All amounts are estimated except for the SEC registration fee and NASD filing fee.



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Florida Business Corporation Act, as amended (the "FBCA"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     The Company's Bylaws provides that the Company shall indemnify any director, officer or employee or any former director, officer or employee to the fullest extent permitted by law. The Underwriters, pursuant to the Underwriting Agreement have also agreed to indemnify the directors and officers of the Company against certain liabilities.


     The Company intends to acquire insurance with respect to, among other things, certain liabilities that may arise under the statutory provisions referred to above. The directors and officers of the Company will also be insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by the Company.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     In the three years preceding the filing of this Registration Statement, the Company has sold the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act").


     On November 11, 1997, the Company granted John A. Morton, in connection with the Company's hiring him to serve as its Vice President of Finance and
Chief Financial Officer, the option to purchase        shares of the Company's
Common Stock, based on an intitial public offering price of $      per share.
The options are exercisable at $      per share, vest over a three-year period
from the date of grant and expire ten years after such date. These options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated by the Commission thereunder.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) Exhibits:


     The following exhibits are filed herewith and made a part hereof:


 EXHIBIT
 NUMBER    DESCRIPTION
 --------  -----------
   1*      Form of Underwriting Agreement among the Company, Donaldson, Lufkin & Jenrette
           Securities Corporation and William Blair & Company, as Representatives of the several
           Underwriters
 3.1*      Amended and Restated Articles of Incorporation of the Company
 3.2*      Amended and Restated Bylaws of the Company
 4.1       See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws of the
           Company defining the rights of holders of Common Stock of the Company
 4.2*      Specimen certificate for the Company's Common Stock
   5*      Opinion of Holland & Knight LLP
10.1*      Employment Agreement, dated as of April , 1998, between Joseph W. Collard and the
           Company
10.2*      Employment Agreement, dated as of April , 1998, between James F. Robertson and the
           Company
10.3*      Employment Agreement, dated as of April   , 1998, between John A. Morton and the
           Company
10.4*      Employment Agreement, dated as of April   , 1998, between Paul Cozza and the Company
10.5*      Lease, dated January 31, 1998, between Highwoods/Florida Holdings, L.P. and the Company
10.6*      Registration Rights Agreement, dated April , 1998, between Joseph W. Collard and the
           Company
10.7*      Registration Rights Agreement, dated April , 1998, between James F. Robertson and the
           Company
10.8*      The Technisource, Inc. Long-Term Incentive Plan

  EXHIBIT
   NUMBER     DESCRIPTION
  --------    -----------
 10.10*       Stock Option Agreement between the Company and Paul Cozza
 10.11*       Stock Option Agreement between the Company and John A. Morton
    21*       Subsidiaries of the Company
  23.1*       Consent of Holland & Knight LLP (included in Exhibit 5.1 of this Registration Statement)*
 23.2         Consent of KPMG Peat Marwick LLP
    24        Power of Attorney (included on the signature page of this Registration Statement)
    27        Financial Data Schedule

----------------
* To be filed by amendment.


     (b) Financial Statement Schedules:


DESCRIPTION
----------------
Schedule II --   Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.


     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


     The Company hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Technisource, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on the 23rd day of April, 1998.


                                        TECHNISOURCE, INC.


                                        By /s/ JOSEPH COLLARD
                                          -----------------------------
                                           Joseph Collard
                                           Chief Executive Officer



                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned, being a director or officer, or both of Technisource, Inc. (the "Company"), a Florida corporation, hereby constitutes and appoints Joseph W. Collard and James F. Robertson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary and advisable to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURES                              TITLE                         DATE
------------------------------   --------------------------------------   ---------------
/s/ JOSEPH W. COLLARD            President, Chief Executive Officer       April 23, 1998
------------------------------   and Director
Joseph W. Collard
                                 (Principal Executive Officer)
/s/ JAMES F. ROBERTSON           Executive Vice President,                April 23, 1998
------------------------------   Chief Operating Officer
James F. Robertson
                                 and Director
/S/ JOHN A. MORTON               Chief Financial Officer and Director     April 23, 1998
------------------------------   (Principal Financial and
John A. Morton
                                 Accounting Officer)

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULE


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Technisource, Inc.:


     Under date of February 20, 1998, we reported on the combined balance sheets of Technisource, Inc., Technisource of Florida, Inc. and Technisource Midwest, Inc. (collectively, "the Company") as of December 31, 1996 and 1997 and the related combined statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which are included in the prospectus. In connection with our audits of the aforementioned combined financial statements, we also audited the related schedule of Valuation and Qualifying Accounts--Schedule II in the registration statement. This schedule is the responsiblity of the Company's management. Our responsibility is to express an opinion on the schedule based on our audits.


     In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                        /S/ KPMG Peat Marwick LLP
                                        -------------------------

Fort Lauderdale, Florida
February 20, 1998

                                                                     SCHEDULE II




                      TECHNISOURCE, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS





                                                            BALANCE AT     CHARGED TO        AMOUNTS        BALANCE AT
                                                             BEGINNING      COSTS AND      DEEMED TO BE       END OF
  PERIOD ENDED                  DESCRIPTION                  OF PERIOD      EXPENSES      UNCOLLECTIBLE       PERIOD
---------------   --------------------------------------   ------------   ------------   ---------------   -----------
Dec. 31, 1995     Allowance for uncollectible accts.--     $        0     $       70     $           0     $       70
Dec. 31, 1996     Allowance for uncollectible accts.--             70            266                 0            336
Dec. 31, 1997     Allowance for uncollectible accts.--            336            178                89            425

                               INDEX TO EXHIBITS


  EXHIBIT
   NUMBER     DESCRIPTION
  --------    -----------
  23.2        Consent of KPMG Peat Marwick LLP
   27         Financial Data Schedule